the evolution of expression

2005 Annual Report

Zi's mission

To deliver intelligent interface solutions that enhance the user experience of wireless and consumer technologies.

An estimated 1 trillion SMS messages were sent in 2005 and the service is expected to reach 2.38 trillion messages annually by 2010. Additionally, the mobile e-mail market is expected to reach more than 123 million users by 2009, growing an astounding 3,075 percent. To Zi, that means opportunity.

With device manufacturers and network operators investing considerable time and effort creating new services and applications, it is important that they be brought to the attention of their customers.

Zi addresses this issue by delivering a unique suite of intelligent interface solutions that simplify data entry and interaction on communications devices, in 54 different languages. The result is a smarter device, inspiring users to explore and enjoy all the features and services it has to offer.

And when a phone's interface is easy, its users tool — one that's amazingly fast, efficient and a marketable differentiator and compelling advantage for device manufacturers and network operators around the world. ■ ■ ■

Zi's product portfolio includes:

A new service discovery engine that enhances a phone's existing user interface by providing a quick and easy method for accessing the phone's full set of features, applications and services without having to remember where and how to find them via the traditionally structured menu system.

Provides fast, efficient, predictive one-touch entry and word completion, enhanced with the interactive learning and personalization of a user's language patterns and behavior.

Combines the power of predictive texting and automatic vocabulary learning with the familiarity and flexibility of multi-tap input. eZiTap is ideal for the youth market in which multi-tap is used to create unique and fun vocabulary and texting shortcuts.

A new keyboard input product designed to make e-mailers and texters write fast and accurate by utilizing innovative features like prediction and auto correction.

A new interactive handwriting input product from Zi that mimics how humans write with pen on paper — naturally and efficiently — in a broad range of languages. ■ ■ ■

Zi products

increase handset usability for device manufacturers
to drive service usage and ARPU for network operators

■ ■ ■ chairman's message

To my fellow shareholders:

2005 for Zi Corporation was a time for adapting to change, addressing the challenges of the global handset market and in the later part of the year, regaining our momentum. We did so by expanding our product line, penetrating major accounts and by demonstrating through early market trial results the ability of our revolutionary Qix™ service discovery engine to make handsets easier to use, which help wireless carriers substantially increase subscriber revenue.

We believe our two most important accomplishments of the year were widening our business relationships with the world's largest handset manufacturers, the companies that experts predict will be the big winners in the changing global mobile phone market, and with important European mobile carriers.

Zi closed 2005 with an 18 percent fourth quarter increase in revenue from the third quarter of 2005. We believe this revenue upswing may be the indicator of putting us back on a track of yearly growth, even though revenues for the 2005 fourth quarter and year declined from the same periods in 2004.

During the fourth quarter of 2005 we also signed the licensing agreement that allies us with Nintendo, the leading provider of handheld video game systems in the world. The agreement allows Nintendo DS developers to use our Decuma® Handwriting Recognition technology in the software being developed for the handheld video game system. We believe this was a major milestone for Zi that has the potential to expand our business in the high growth video games market for many years to come.

There were several other noteworthy highlights in 2005 including:

  Acquiring Decuma Handwriting Recognition technology early in the year, which broadened the scope of our product line and expanded our reach in market segments outside of the mobile phone market.
  Seeing Decuma software embedded in a Motorola Docomo handset in Japan, delivering state of the art Japanese handwriting.
  Signing a licensing agreement with Sony Ericsson for its smart phone offering, the P990 and M600 – an arrangement which is already expanding in scope.
  Renewing our relationship with LG Electronics.
  Announcing the achievement of significant increases in handset feature usage in the first phase of our consumer trial of Qix with Virgin Mobile in the U.K., which has lead to the second phase of the project and a great deal of excitement about this breakthrough product.
  Furthering discussions with several European carriers who have expressed interest in establishing a relationship with Zi. In fact, one of the larger European carriers has entered into active discussions with us to use Qix. We also have a number of other companies from outside the mobile phone industry that have expressed an interest in our Qix service discovery engine.
  Implementing a program of marketing a suite of Zi products to our customers and prospects.
  Selling our Oztime e-Learning business to Archer Education Group Inc., a Vancouver-based international education company, allowing us to allocate our resources to accelerating growth by maximizing the return on our predictive text technologies, handwriting recognition products and Qix.
Table of Contents 3 Management's Discussion and Analysis of Financial
Condition and Results of Operations 22 Financial Review
28 Notes to the Consolidated Financial Statements IBC Corporate Information	Zi Corporation 2005 1

We want to expand on the progress Zi is making with Qix. As most of you may know, in December of 2005, we announced preliminary results from the first phase of our field trial of Qix with Virgin Mobile in the U.K. The preliminary results exceeded our expectations and showed significant increases in handset usage for such tasks as simple voice calls, SMS (text messaging), MMS (multimedia messaging) and Internet access as Qix gained momentum and traction with consumers participating in the trial. The trial has been expanded by Virgin Mobile into a second phase to further validate the initial results. The rollout of phase two is nearly complete and we are looking forward to the results. We have also begun marketing Qix to several European carriers that have expressed a desire to enter into commercial agreements.

At the 3GSM Conference in Barcelona in February of this year we announced the release of eZiType, a comprehensive predictive text

We also announced at 3GSM Decuma Version 4, our new predictive, personal and powerful pen input solution available for original equipment manufacturers ("OEM") to embed in small form factor devices such as mobile phones and portable gaming consoles. Decuma Version 4 adds predictive text capabilities, including word completion and increased personalization to handwriting input. It also more than doubles the language repertoire of the award winning Decuma software to 31 languages – including the complex Chinese and Japanese scripts.

In summary, we are competing in the rapidly expanding global handset market and we have established a beachhead in the video gaming market, which also has a worldwide market with significant growth. We are also working with Wireless Carriers as they continue to demand new ways to capture and drive additional revenue from consumers. With these efforts and our entire suite of products we are convinced Zi will capture an increasing market share in each of our markets, which will translate into increasing revenues and improving profitability.

We would like to once again thank everyone at Zi for their commitment to building Zi into a growing and profitable company. We firmly believe Zi has the best of breed products and the resources to succeed, and our management team remains singularly focused on revenue growth, profitability and creating shareholder value. We remain confident that our future is bright and that over time all of our stakeholders will be rewarded for their ongoing commitment to Zi.

Sincerely,

(signed)
Michael E. Lobsinger
Chairman, President and Chief Executive Officer

March 29, 2006

2 chairman's message

■ ■ ■  management's discussion and analysis of financial condition and results of operations

This discussion and analysis of financial condition and results of operations for the three years ended December 31, 2005, 2004 and 2003, should be read in conjunction with the consolidated financial statements and related notes in this report.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") has been prepared with reference to the Company's consolidated financial statements and notes which have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All financial information herein is presented in United States of America dollars ("U.S. dollars"), except as otherwise indicated. Historically, the primary consolidated financial statements of Zi Corporation have been prepared in accordance with Canadian GAAP and presented in Canadian dollars with an annual reconciliation of the Company's financial position and results of operations to U.S. GAAP. In order to provide information on a more comparable basis with its industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are in the U.S., effective December 31, 2003, the Company initiated reporting its financial position, results of operations and cash flows under U.S. GAAP in its consolidated financial statements. Effective March 31, 2004, the Company initiated reporting in U.S. dollars, with comparative periods restated to U.S. dollars.

Other revisions to disclosures throughout the Company's consolidated financial statements and notes have been made to comply with U.S. GAAP requirements, including comparative disclosures.

The effects on net loss arising from differences in GAAP between the U.S. and Canada are outlined in note 16 to the consolidated financial statements.

Overview

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. On January 26, 2005, the Company purchased the assets of Decuma AB ("Decuma"), a Swedish company specializing in developing and marketing handwriting recognition software. The handwriting recognition software created by Decuma, with its patented Geometrical Invariant Technology ("GIT"), has the ability to recognize an individual's unique writing style. Through the Company's e-Learning business segment, which includes Beijing Oztime Education & Network Technology Co. Ltd. ("Oztime"), EnglishPractice Inc. ("EPI"), Archer Education Group Inc. ("Archer") and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service, as well as, educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. In addition, Archer provides personal and organizational teaching and learning through Canadian based schools.
Summary of Results of Operations
For the years ended December 31 (thousands except per share amounts)	2005	2004	2003
Revenue	$11,385	$13,403	$10,603
Gross margin	$10,780	$12,931	$10,168
Net loss	$(5,317)	$(2,388)	$(2,931)
Total assets	$22,405	$21,699	$10,686
Net loss per share – basic and diluted	$(0.12)	$(0.06)	$(0.08)
Outstanding shares, weighted average	46,153	41,373	38,720
Outstanding shares, end of period	46,273	45,225	39,372
All dollar amounts are in U.S. dollars and in conformity with U.S. GAAP. This information should be read in conjunction with the Company's audited financial statements and notes.

Zi Corporation is a global technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. Zi's product innovations are available on mobile phones, PDA's, gaming devices and set-top boxes. Zi solutions are designed to dramatically improve the usability of these devices and the content and applications on them.
Zi Corporation 2005 3

The Company provides device manufacturers and network operators with a range of intuitive and easy-to-use solutions that include: its new eZiType™ predictive keyboard with auto-correction; eZiText® for one-touch predictive text entry, eZiTap™ for intelligent multi-tap entry; Decuma® for natural handwriting recognition, which now includes prediction technology, and; Qix™ a content and application search solution designed to enhance the user experience and drive client and network service usage and adoption. Zi's product portfolio now includes 54 language databases, representing languages spoken and written by two-thirds of the world's population.

Zi's customer and alliance base is extensive and continually growing with cellular handset manufacturing and gaming console customers from around the world, including: Nokia, Sony, Sony Ericsson, Nintendo, Motorola, LG Electronics, Samsung, and Kyocera.

With an expanded portfolio of products, Zi is capable of making mobile devices smarter and easier to use with software products that simplify data entry and interaction on a communications device.

Zi signed important licensing agreements in 2005, including: Sony Ericsson for its smartphone offering and Motorola for the Company's Decuma product on Japanese handsets. The Company's newly developed Qix is currently expanding into the second phase of its first market trial project with Virgin Mobile U.K. Zi has also expanded into the gaming market through a licensing agreement with Nintendo.

Zi's core product, eZiText, is now pre-integrated on all major mobile operating systems and platform providers for smart phones including: S60, Symbian, Microsoft, Palm and Brew. Qix is integrated with S60 and UIQ platforms.

The buyers of handsets continue to exert pressure on the manufacturers of handsets to produce lower cost products. In response to this market factor, the handset manufacturing industry has, among other things, undergone consolidation and attrition and gains in market share have generally moved in favor of the largest manufacturers. Zi has continued to increase its penetration into the largest manufacturers.

The financial results presented by the Company for 2005 reflect many of the market factors discussed herein.

Critical Accounting Policies and Estimates

The preparation of the Company's consolidated financial statements requires the use of estimates and judgments that affect its reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to asset impairment, revenue recognition, contingencies and litigation. These estimates are based on information that is currently available to the Company and on various other assumptions that it believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of its consolidated financial statements.

Software Development Costs

All research and development costs are expensed as incurred except those that qualify under the Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established.

Capitalized costs are amortized commencing in the period of the product's commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.

4       Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue Recognition

The Company recognizes revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting Bulletin No. 104 of the U.S. Securities and Exchange Commission as further described in note 2 to the audited consolidated financial statements. Revenue from licensed software is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition".

Under software licensing arrangements, the Company recognizes revenues provided that: a license agreement has been signed and fees are non-refundable; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. Fair value for each separate element is evidenced by existing customer contract which stipulate rates associated with separate yet similar services or deliverables. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. The revenues are recognized ratably over the term of the contract.

Revenues from software licensing royalties related to the sale of the product in which the Company's technologies have been embedded are recorded as earned. Software licensing royalties are included in fees from licensing and implementation.

Revenues from Oztime product contracts and consulting and engineering services are recorded in other product revenue and are recognized using the percentage of completion method, whereby revenue is recorded at the estimated realizable value of work completed to date and costs incurred to date are compared to total estimated contract costs to determine whether a loss will be realized. Amounts received in advance are recorded as deferred revenue. Estimated losses on contracts are recognized when they become known. Other product revenue recorded by the Company is mainly comprised of revenue for the e-Learning business segment and this revenue is recognized through the percentage of completion method as previously described.

Revenues from Archer consist primarily of tuition and fees derived from courses taught in the Archer's colleges, schools, and training centers. Revenues from tuition fees are recognized pro-rata (on a straight-line basis) on a monthly basis over the relevant period attended by the student of the applicable course or program. If a student withdraws from a course or program, the paid but unearned portion of the student's tuition is refunded. Refunds are calculated and paid in accordance with applicable provincial law and accrediting agency standards for refund policies. Textbook sales and other revenues are recognized as sales occur or services are performed and represent less than 10 percent of total revenues. Prepaid tuition is the portion of payments received but not earned and is reflected as a current liability in the accompanying consolidated balance sheets, as such, amounts are expected to be earned within the next year.

Stock-based Compensation Plan

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", regarding the accounting for the grant of employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for restricted stock units ("RSU's") in accordance with SFAS No. 123, whereby the intrinsic value method is used and the related compensation expense is recognized over the vesting period.

The Company has a stock-based compensation plan, which is further described in note 9 to the Company's audited consolidated financial statements. The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.
Zi Corporation 2005 5

Operating Results

Net Loss

In 2005, the Company's net loss widened to $5.3 million or $0.12 per share compared to $2.4 million or $0.06 per share in the previous year.

Total revenue for 2005 was $11.4 million, a decrease of 15 percent or $2.0 million over 2004. The Company believes that significant shifts are occurring within the mobile phone market. Consolidation of OEM's and original design manufacturers ("ODM"), together with certain participants exiting the industry altogether, are resulting in the major OEM's gaining greater global market share, largely at the expense of other industry participants. Historically, Zi's customers have been predominantly smaller, Asia-based OEM's.

Revenue from Zi Technology and its text input applications was $10.6 million compared to $12.9 million for 2004. The decline in revenue is due principally to the decline in revenue from mid-sized accounts and non-recurring professional services revenue. Other product revenue from e-Learning was $0.8 million for 2005 compared to $0.5 million a year ago. In 2005, Zi earned royalties from 72 eZiText licensees compared to 57 in the same period a year earlier.

Included in the 2005 reported loss is a $1.4 million gain on settlement of litigation against former legal counsel and $250,000 related to the impairment of a note receivable from MLG, a 40 percent owned affiliate of the company which ceased operations in July 2005. The 2005 net loss also reflects higher legal fees and research and development costs.

In 2004, the net loss was $2.4 million or $0.06 per share compared to $2.9 million or $0.08 per share in the previous year. Included in the 2004 reported loss is $2.0 million related to the impairment of a note receivable from MLG, and $1.4 million related to non-cash compensation expense pertaining to the issuance of RSU's to a senior officer and non-employee stock options. Excluding the $2.0 million impairment of the MLG note receivable as described in note 3, "Acquisitions and Dispositions" to the Company's consolidated financial statements for the year ended December 31, 2004 and the $1.4 million non-cash compensation expense, the Company would have recorded a profit for 2004 of approximately $1 million. This is a non-GAAP measure which management believes is a useful measure of performance because the impairment charge is a non-recurring item and non-cash compensation expense was significantly affected by a large and relatively infrequent grant of RSU's, rather than reflective of the operations of the Company.

The increase in net loss of $7.5 million in 2005 over 2004, on a similar non-GAAP basis, was due to: lower revenue of $2.0 million and a lower gross margin of $2.2 million; increase in product research & development expense of $1.9 million (as a result of an acquired business and, lower levels of capitalization of product development costs); increased legal and litigation of $0.8 million, much of which is related to, as discussed later, the University of Texas action against manufacturers of cell phones, and a major shareholder's activism; increased depreciation and amortization of $0.2 million; a tax provision related to a Chinese subsidiary of $0.7 million; and an increase in selling, general & administration costs ("SG&A") of $1.9 million (reflecting the RSU's and non-employee compensation expense discussed above), offset by an increase in interest income and other items of $0.3 million.

For 2005, the loss by segment and principal item was: $2.5 million operating loss from the Zi Technology business segment; $0.8 million operating loss from the e-Learning business segement, and, a $1.6 million operating loss for other corporate costs.

During 2004, the continued growth of Zi's customer base and the increase in licensees' products delivered to market has resulted in an increase in revenue from our core technology business of 30 percent to $12.9 million over 2003 revenue of $9.9 million. Revenue from all segments increased 26 percent to $13.4 million from $10.6 million in 2003. The increase is primarily due to Zi's growing customer base with 81 customers contributing to revenue compared to 69 in 2003 and 57 of these customers paying royalties in 2004 compared to 45 in 2003.

6      Management's Discussion and Analysis of Financial Condition and Results of Operations

Included in the 2004 reported loss is $2.0 million related to the impairment of a note receivable from MLG and $1.4 million related to non-cash compensation expense pertaining to the issuance of RSU's to a senior officer and non-employee stock options. Excluding the $2.0 million impairment of the MLG note receivable as described in note 3, "Acquisitions and Dispositions", to the Company's consolidated financial statements for the year ended December 31, 2004 and the $1.4 million non-cash compensation expense, the Company would have recorded a profit for 2004 of approximately $1 million, a $3.4 million improvement compared to 2003 on a similar basis. This is a non-GAAP measure which management believes is a useful measure of performance because the impairment charge is a non-recurring item and non-cash compensation expense was significantly affected by a large and infrequent grant of RSU's, rather than reflective of the operations of the Company. The results of 2003 include $516,000 of non-cash compensation expense.

The reduced net loss of $3.4 million (non-GAAP as discussed above) in 2004 from 2003 was accomplished by the continued focus on the Company's core Zi Technology business segment with added emphasis on increasing our sales focus on markets outside of Asia, increasing our investment in new language software databases and controlling SG&A. Other contributing factors to the year over year decrease in the net loss were decreased amortization from lower remaining unamortized capital assets costs and decreased interest expense as a result of the repayment of all outstanding debt in July of 2004. For 2004, the loss by segment and principal item was: $4.3 million operating profit from the Zi Technology business segment; $2.7 million operating loss from the e-Learning business segment, and; a $4.0 million in operating loss for other corporate costs.

In 2003, the Company significantly reduced its net loss to $2.9 million from $25.2 million in 2002. This was accomplished by the continued focus on the Company's core Zi Technology business segment with added emphasis on reducing SG&A and research and development costs. During 2003, continued growth of Zi's customer base and the increase in licensees' models delivered to market resulted in an increase in revenue from our core technology business of 53 percent to $9.9 million over 2002 revenue of $6.5 million. Revenue from all segments increased 26 percent to $10.6 million from $8.4 million in 2002. Excluding 2002 revenue from Magic Lantern Communications LTD ("Magic Lantern") of $1.6 million, which was sold in November 2002, the year over year increase is $3.8 million or 56 percent. The increase is primarily due to Zi's growing customer base with 69 customers contributing to revenue compared to 47 in 2002 and 45 of these customers paying royalties in 2003 compared to 30 in 2002.

Other contributing factors to the year over year decrease in the net loss were the absence of discontinued business segments and write offs associated with impairment of intangible assets and reducing litigation and judgment settlement costs as experienced in 2002. For 2003, the loss by segment and principal item was: $1.9 million operating profit from the Zi Technology business segment; $0.8 million operating loss from the e-Learning business segment, and; a $3.4 million in operating loss for other corporate costs.

Revenue

Total revenue for 2005 was $11.4 million, a decrease of 15 percent or $2.0 million over 2004. Revenue from Zi Technology and its text input applications was $10.6 million compared to $12.9 million for 2004. The decline in revenue is due principally to year over year declines in license revenue from mid-sized accounts and non-recurring professional services revenue. Other product revenue from e-Learning was $0.8 million for 2005 compared to $0.5 million a year ago.

In 2005, Zi earned royalties from 72 eZiText licensees compared to 57 in the same period a year earlier. During 2005, 196 new handset models embedded with eZiText were released into the market, bringing the total at December 31, 2005 to 1,000 compared to 804 a year earlier. The Company has increased its market penetration and is reducing its concentration in the Asian market through new devices introduced by Zi's customers into the North American and European markets.

During 2004, the continued growth of Zi's customer base and the increase in licensees' products delivered to market resulted in an increase in revenue from our core technology business of 30 percent to $12.9 million over 2003 revenue of $9.9 million. Revenue from all segments increased 26 percent to $13.4 million from $10.6 million in 2003. The increase was primarily due to Zi's growing customer base with 81 customers contributing to revenue compared to 69 in 2003 and 57 of these customers paying royalties in 2004 compared to 45 in 2003.

License and implementation fees reflect royalties earned from 57 eZiText licensees in 2004, compared to 45 licensees in the same period a year earlier. During 2004, 406 new handset models embedded with eZiText were released into the market, bringing the total at December 31, 2004 to 804 compared to 398 a year earlier. The Company increased its market penetration and reduced its concentration in the Asian market through new devices introduced by Zi's customers into the North American and European markets.
Zi Corporation 2005 7

During 2003, continued growth of Zi's customer base and the increase in licensees' models delivered to market resulted in an increase in revenue from our core technology business of 53 percent to $9.9 million over 2002 revenue of $6.5 million. Revenue from all segments increased 26 percent to $10.6 million from $8.4 million in 2002. Excluding 2002 revenue from Magic Lantern Communications Ltd. ("Magic Lantern") of $1.6 million, which was sold in November 2002, the year over year increase is $3.8 million or 56 percent. The increase was primarily due to Zi's growing customer base with 69 customers contributing to revenue compared to 47 in 2002 and 45 of these customers paying royalties in 2003 compared to 30 in 2002.

In 2003, revenue rose $2.2 million to $10.6 million or 26 percent over 2002. License and implementation fees increased $3.4 million to $9.9 million in 2003, or 53 percent over 2002. Other product revenue of $0.7 million relates to our e-Learning business segment and decreased by $1.3 million compared to 2002 due primarily to the sale of Magic Lantern in November 2002. Adjusting 2002 other product revenue to exclude $1.6 million related to Magic Lantern, other product revenue rose $0.4 million or 118 percent to $0.7 million in 2003. This increase is attributable to an increase in Oztime revenue.

License and implementation fees reflect royalties earned from 45 eZiText licensees in 2003, compared to 30 licensees in the same period a year earlier. During 2003, 182 new handset models embedded with eZiText were released into the market, bringing the total at December 31, 2003 to 398 compared to 216 a year earlier.

Cost of Sales & Gross Margin

Gross margin on revenue was $10.8 million for 2005, a decrease of 17 percent from last year's level of $12.9 million. Cost of sales includes the allocation of engineering expenditures associated with projects carried out to modify existing products to meet specific customer requirements. As a percentage of revenue, gross margin for 2005 decreased slightly to 95 percent of revenue compared to 97 percent in the same period of the prior year. Gross margin from license and implementations fees in 2005 remained constant at 97 percent of revenue as compared to 2004.

In 2004, gross margin increased $2.8 million to $12.9 million, or 27 percent over the 2003 level. As a percentage of revenue gross margin increased to 97 percent from 96 percent in 2003. Gross margin from license and implementations fees in 2004 increased to 97 percent of revenue as compared to 96 percent for 2003. This is due to the fact that in both years more of the revenue was royalty based than services based.

In 2003, gross margin increased $2.8 million to $10.2 million, or 38 percent over the 2002 level. As a percentage of revenue, gross margin increased to 96 percent from 87 percent in 2002. Gross margin from license and implementations fees in 2003 remained unchanged at 96 percent of revenue from 2002.

Selling, General and Administrative Expenses

SG&A increased $0.6 million or six percent to $9.9 million in 2005 over 2004. SG&A includes costs associated with operations of the recently acquired Decuma Handwriting Recognition technology, costs associated with Sarbanes-Oxley Act ("SOX") and other compliance work and realized foreign exchange losses. Offsetting these increases over 2004 was the absence of $1.4 million of RSU and non-employee stock option costs incurred in 2004.

SG&A increased $1.1 million or 14 percent to $9.3 million in 2004 over 2003. The primary reason for the increase was non-cash compensation expense related to the issuance RSU's and non-employee stock options of $1.4 million.

SG&A decreased $3.2 million or 28 percent to $8.2 million in 2003 over 2002. The decrease is principally attributable to the reduction of $2.1 million as a result of the sale of Magic Lantern operations in November 2002. As well, SG&A decreased due to the continued efforts by management to rationalize operations to effect a more competitive and profitable structure and by concentrating resources in the Company's core technology business.

Legal

Legal costs for 2005 increased $0.8 million to $1.7 million compared to 2004. Legal costs increased, in part, due to defense costs related to the University of Texas action against certain of the Company's clients and a major shareholder's activism. As discussed later, the Board of Regents of the University of Texas System filed proceedings against numerous manufacturers of cell phones (of which two of the remaining defendants are or were customers of Zi in the U.S.) alleging that the use of their products infringed a now expired U.S. patent. As well, during 2005 a significant shareholder of the Company commenced actions to appoint its nominees to the Board of Directors of the Company, using shares that were allegedly illegally acquired and not in accordance with Alberta law or regulatory rules.

Legal costs for 2004 decreased $0.1 million to $0.8 million compared to 2003. The Company continued to incur costs related to ongoing patent related work and costs related to corporate securities continuous reporting requirements.

8      Management's Discussion and Analysis of Financial Condition and Results of Operations

Legal costs for 2003 decreased $6.6 million to $0.9 million compared to 2002. The decrease in legal fees is related primarily to the settlement in 2002 of the patent litigation as discussed in note 13, "Contingent Liabilities" to the Company's December 31, 2002 audited consolidated financial statements.

Product Research and Development Expense

In 2005, product research and development expense increased $1.9 million to $4.2 million, compared to 2004. Gross expenditures on product development (expenditures before capitalization of costs related to new product development) increased by $1.2 million to $5.2 million, reflecting investment in new product features and enhancements to software language databases, and costs associated with the newly acquired Decuma Handwriting Recognition technology. In 2005, the Company capitalized $0.9 million of software development costs compared to $1.7 million for the same period in 2004. The costs capitalized during these periods were related principally to software development to develop new and improved language database software.

Product research and development expense increased to $2.4 million in 2004 from $2.1 million in 2003. Product research and development costs relate to, among other things, the development of new but not yet commercialized products and the ongoing cost of development and enhancement of products that are already in the market and available for sale. In the year, gross expenditures on product development increased by $1.7 million to $4.0 million reflecting the Company's focused efforts on developing language database software. In 2004, the Company capitalized $1.7 million in software development costs as compared to $0.2 million in 2003.

Product research and development expense decreased to $2.1 million in 2003 from $2.8 million in 2002. Product research and development costs relate to the development of new, but not yet commercialized products and the ongoing cost of development and enhancement of products that are already in the market and available for sale. In the year, gross expenditures on product development decreased by $0.9 million to $2.3 million. In 2003, the Company capitalized $0.2 million in software development costs as compared to $0.5 million in 2002.

Depreciation and Amortization

Depreciation and amortization increased in 2005 by $0.2 million to $1.1 million compared to $0.9 million in 2004. The increase in depreciation and amortization was due to increased levels of unamortized software development costs. Depreciation related to capital assets decreased due to lower levels of undepreciated capital assets.

Depreciation and amortization decreased in 2004 by $0.5 million to $0.9 million from $1.4 million in 2003. The decrease is due to the decrease in remaining unamortized eZiText related deferred software development costs and decreased depreciation related to unamortized leasehold improvements.

Depreciation and amortization decreased in 2003 by $0.8 million to $1.4 million from $2.2 million in 2002. The decrease is due to the lower remaining unamortized eZiText related deferred software development costs and decreased depreciation related to unamortized leasehold improvements.

Impairment of Note Receivable

In April 2005, upon representations by MLG that it was pursuing strategic alternatives to its difficulties, the Company advanced $250,000 to MLG under a secured loan agreement. The terms of the agreement require repayment on demand and provide the Company with a security interest in the assets of MLG. At June 30, 2005, the Company evaluated the note receivable for impairment and determined that subject to SFAS No. 114, "Accounting by Creditors for Impairment of Loan", using a projected discounted cash flow model at the loan's effective interest rate, the full amount of the note receivable including accrued interest was impaired and was therefore provided for. At the time of the impairment, MLG was under a going concern qualification and subject to ongoing operating cash requirements, continued operating losses and other debt to which the Company is subordinate. Due to these factors and the decision of Zi's Board of Directors to not provide further funding to MLG, it was probable that MLG would not have the necessary funds available to meet the requirements under the note, including accrued interest. Interest due on the note has not been accrued but will be recognized only upon payment by MLG of such interest.

MLG ceased operations in July 2005, later citing a substantial slowdown in operations, an inability to raise sufficient capital and successfully market the company's product line. MLG has commenced voluntary liquidation and wind down procedures. The Company does not expect to recover any funds from this process and had previously provided for impairment of amounts due from MLG.

Zi Corporation 2005 9

At December 31, 2004, the Company evaluated the $2.0 million note receivable for impairment and determined that subject to SFAS No. 114, "Accounting by Creditors for Impairment of Loan", using a projected discounted cash flow model at the loan's effective interest rate, the full amount of the note receivable including accrued interest was impaired and was provided for. At the time of the impairment, MLG was under a going concern qualification and subject to ongoing operating cash requirements, continued operating losses and other debt to which the Company is subordinate. Due to those factors and the absence of private placements originally anticipated by MLG to occur in the fourth quarter of 2004, it was probable that MLG would not have the necessary funds available to meet the requirements under the note, including accrued interest. Interest due on the note has not been accrued but will be recognized only upon payment by MLG of such interest.

Interest and Other Income

Interest and other income increased to $0.4 million in 2005 from $0.1 million in 2004 as the Company maintained its cash position throughout 2005 and ended the year with $12.2 million as compared to a cash position of $12.9 million at December 31, 2004. The Company completed a CDN$10 million private placement in July 2004 and previous to that held minimal cash. The Company used cash in the amount of $1.1 million in 2005.

Interest and other income increased to $0.1 million in 2004 from $23,483 in 2003 as the Company's cash position improved from minimal cash and periods of indebtedness throughout most of 2003 to a cash position of $12.9 million at December 31, 2004. The Company completed a CDN$10 million private placement in July 2004 and generated positive cash inflow for the year of $0.9 million.

The reduction in interest income to $23,483 in 2003 from $0.2 million in 2002 is due to the Company's overall indebtedness throughout most of 2003. Cash resources were used to meet ongoing operating cash usage requirements and to repay outstanding debt obligations.

Interest Expense

Other interest expense and interest on long-term debt for 2005 remained relatively unchanged compared to 2005. Interest on long-term debt relates to interest on capital lease obligations. These obligations relate to the purchase of computer and communications equipment.

Other interest expense decreased $0.6 million to $30,839 reflecting repayment of the $1.0 million demand credit facility in July 2004 from the proceeds of a private placement. In 2003, other interest expense included interest paid and financing fees amortized on a note payable of $3.3 million until its refinancing on May 7, 2003 and on $1.9 million until June 20, 2003 after which it was repaid. Interest on long-term debt in 2004 represents interest on capital lease obligations.

Other interest expense increased $0.5 million to $0.6 million reflecting interest paid and financing fees amortized on a note payable of $3.3 million until its refinancing on May 7, 2003 and on $1.9 million until June 20, 2003 after which it was repaid. Interest on long-term debt in 2003 represents interest on capital lease obligations.

Income Tax Expense

As an international company subject to income tax rates in different countries, Zi's consolidated effective tax rate is the blend of varying rates on pre-tax profits and losses in several tax jurisdictions. Utilization of previous years' tax loss carryforwards, changes in income sources and applicable rates result in fluctuations in the effective tax rate. In 2005, 2004 and 2003, Zi incurred losses for tax purposes, except as discussed below for a Chinese subsidiary, the benefit of which has not been reflected in these financial statements. A valuation allowance equivalent to the full value of the deferred tax assets of $18.3 million is reflected in the consolidated financial statements.

Zi has aggrregate tax loss carryforwards of approximately $72.0 million, which can be applied against future years' taxable income in their respective jurisdictions. Taxable income earned by Zi's foreign subsidiaries is subject to the Canadian foreign affiliate rules. For Canadian companies, there is no additional Canadian income tax on repatriated profits from active business operations in countries with which Canada has a tax treaty.

According to Peoples Republic of China ("PRC") tax law, those Foreign Investment Entities ("FIE") established in China that are involved in "productive" activities are entitled to tax holidays and tax reductions. These FIE tax benefits include a two-year tax holiday followed by a 50 percent reduction of the otherwise applicable tax rate for the following 3 years. Our Zi Technology subsidiary Huayu Zi Software Technology (Beijing) Co. Ltd. ("Huayu Zi") has been categorized as a productive-type FIE in all its PRC statutory filings, including in its routine filings to tax authorities. As a result, the Company had not accrued income tax related to 2004 and the first quarter of 2005 even though tax losses from previous tax years had expired.

10      Management's Discussion and Analysis of Financial Condition and Results of Operations

Recently, PRC tax authorities tightened the scope of FIE tax incentives and narrowed the tax-free/reduction entitlement to only those who are engaged in productive activities or are engaged in "encouraged" industries. Recent changes to the operations of Huayu Zi have resulted in decreases in its current research and development spending and revenues generated from productive activities (as defined under the FIE guidelines) are below the stipulated levels now required to qualify as a FIE eligible for the tax holidays and reductions. As confirmed in December 2005 by the PRC tax authorities, Huayu Zi no longer qualifies as a productive type FIE and is not eligible for the tax holidays and tax reductions. In 2005, Huayu Zi made provision for income taxes payable as a result of no longer having prior years' tax losses available and the uncertainty associated with qualifying for statutory tax relief. The Company has included in the current periods income tax expense $131,113 related to the 2004 tax year and $556,402 related to the 2005 tax year and is seeking a resolution to the matter for the future.

Net Loss

Zi's net loss increased to $5.3 million in 2005 from $2.4 million in 2004. The increase in the net loss of $2.9 million was due to:

  $0.2 million increase in depreciation and amortization;
  $2.2 million decrease in gross margin;
  $0.6 million increase in SG&A;
  $0.8 million increase in legal;
  $1.9 million increase in product research and development expense, and;
  $0.7 million increase in income taxes, offset by;
  $0.1 million decrease in interest expense;
  $1.8 million decrease in impairment of note receivable;
  $1.4 million of gain on settlement of litigation, and;
  $0.2 million increase in interest and other income.

Zi's net loss decreased to $2.4 million in 2004 from $2.9 million in 2003. The decrease in the net loss of $0.5 million was due to:

  $0.5 million decrease in depreciation and amortization;
  $0.5 million decrease in interest expense;
  $0.1 million increase in interest and other income, and;
  $2.8 million increase in gross margin, offset by;
  $1.1 million increase in SG&A;
  $0.3 million increase in product research and development expense, and;
  $2.0 million impairment of note receivable.

Zi's net loss decreased to $2.9 million in 2003 from $19.5 million in 2002. The decrease in loss of $16.6 million was due to:
  $3.2 million increase in SG&A costs;
  $0.7 million increase in product research and development expense;
  $6.6 million decrease related to legal expenditures;
  $0.9 million increase in depreciation and amortization;
  $1.3 million decrease due to no impairment of goodwill charge;
  $1.5 million decrease due to no impairment of intangible assets charge;
  $0.2 million decrease due to no loss from equity of significantly influenced company, and;
  $2.8 million increase in gross margin, offset by;
  $0.4 million increase in interest expense, and;
  $0.2 million decrease in interest income.
Zi Corporation 2005 11

Impact of Inflation and Changing Prices

Inflation is not a major factor affecting operations.

Foreign Currency

All non-U.S. operations of the Company are translated into U.S. dollars for financial statement presentation. Consequently, movements in exchange rates may have a significant impact on financial results. Substantially all of the Company's product revenues are denominated in U.S. dollars while expenses are denominated in Canadian dollars, Hong Kong dollars, U.S. dollars, Swedish Kronor and Chinese Renminbis. Based on the 2005 distribution of revenues and cash flows, a one percent change in the U.S. dollar relative to all other named currencies is estimated to affect revenues by nil and expenses by $118,853.

Impact of Governmental Policies and Other Factors on Operations and Investments

Zi Corporation operates primarily in Canada, the United States of America, China, Sweden and Hong Kong. The market for the Company's products includes all of the developed and many of the less developed countries in the world. Accordingly changes in governmental trade, fiscal and other policies could have an impact on sales and on the ability of the Company to transfer funds and/or manage foreign operations.

Liquidity and Capital Resources

Financial Condition and Liquidity

At December 31, 2005 Zi had cash and cash equivalents of $12.2 million. The objective of Zi's investment policy for funds is to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

At December 31, 2004 Zi had cash and cash equivalents of $12.9 million. At December 31, 2003 Zi had cash and cash equivalents of $2.4 million.

Cash Requirements Outlook

During the past three years, the Company's cash requirements have been met through revenues from operations, proceeds from issuance of common shares, through private placements and the exercise of common share purchase warrants and options.

Net cash utilized by the Company in 2005 was $1.1 million. The principal uses of funds were to invest in new product development, invest in Decuma operations in Sweden, fund the e-Learning business segment, and fund ongoing litigation related to a shareholder's activism.

Net cash generated by the Company in 2004 was $0.9 million. Cash generated from operations was a result of increasing sales revenue while maintaining SG&A levels offset by investing in new product development and repayment of all outstanding debt.

Net cash utilized by the Company in 2003 was $1.3 million. The principal uses of funds were to pay installments due under a litigation settlement and fund the e-Learning business segment.

Capital requirements in 2006 include funding of continued new product development and enhancements to existing products. At current revenue and expense levels, the Company is able to fund its continued operations and meet its current obligations.

On December 19, 2003, the Company borrowed $1,000,000 through the issuance of a demand loan payable. The note payable bore interest at the prime rate plus one percent payable monthly. The facility was secured by a first security interest in 5,000,000 shares of MLG, held by the Company. On July 20, 2004, the Company repaid this loan.

On December 6, 2002, the Company settled a judgment in favour of America Online Inc. ("AOL"), as discussed in note 13, "Contingent Liabilities" to the Company's December 31, 2002 audited consolidated financial statements. Under the terms of the settlement agreement, the Company paid, among other things, a remaining $0.75 million on January 2, 2004.

12      Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Activities

Cash applied to operations in 2005 was $1.1 million as compared to cash generated from operations of $0.9 million in 2004. The $2.0 million year over year decrease in cash flow from operations was due to an increase in net loss of $2.9 million, adjusted for a decrease in non-cash items of $2.9 million and a decrease of $3.8 million in non-cash working capital.

In 2005, non-cash working capital generated $2.8 million in cash. This was due to an increase in accounts payable and accrued liabilities at December 31, 2005 of $0.1 million, a decrease in accounts receivable by $1.7 million and an increase in deferred revenue of $1.0 million. The increase in accounts payable and accrued liabilities relates to an increase in income taxes payable in PRC, the decrease in accounts receivable relates to the collection of a significant customer receivable that was outstanding at December 31, 2004, and the increase in deferred revenue relates to the same significant customer that at December 31, 2005 had a larger amount of revenue that was unrecognized.

Cash generated from operations in 2004 was $0.9 million as compared to cash applied to operations of $1.3 million in 2003. The $2.2 million year over year increase in cash flow from operations was due to a decrease in net loss of $0.5 million, adjusted for an increase in non-cash items of $2.3 million offset by an increase of $0.6 million in non-cash working capital.

In 2004, non-cash working capital used $1.0 million in cash. This was due to the decrease in accounts payable at December 31, 2004 of $1.0 million and the increase in accounts receivable by $1.6 million partially offset by an increase in deferred revenue of $1.6 million. The decrease in accounts payable relates to payment of an accrued settlement. The increase in accounts receivable relates to the signing of a significant customer contract in the fourth quarter of 2004 while other license and implementation revenue remained constant year over year.

Cash applied to operations in 2003 decreased to $1.3 million from $13.0 million in 2002. The $11.7 million year over year decrease in cash applied to operations was due to a decrease in net loss of $16.6 million, adjusted for a decrease in non-cash items of $3.3 million offset by an increase of $1.6 million in non-cash working capital.

In 2003, non-cash working capital used $0.4 million in cash. This was due to the decrease in accounts payable at December 31, 2003 of $0.2 million and an increase in accounts receivable by $1.2 partially offset by an increase in deferred revenue of $0.6 million and a decrease in work in process and prepaid expenses of $0.3 million. The decrease in accounts payable relates to accrued settlement and representation costs. The increase in accounts receivable relates to a higher volume of revenue in the fourth quarter of 2003 over the same quarter of the prior year.

Financing Activities

The Company has financed its operating and investing activities during the last three years principally as follows:
Year	Method of financing	Amount
2005	Issuance of common shares pursuant to exercise of stock options and warrants	$2.3 million
	Bank indebtedness	$0.1 million
2004	Issuance of common shares pursuant to a private placement and exercise of stock options	$12.2 million
	Settlement of notes payable	$(1.0) million
2003	Issuance of common shares pursuant to a private placement and exercise of stock options	$2.9 million
	Issuance of demand note payable	$1.0 million
	Settlement of notes payable	$(3.3) million

Zi Corporation 2005 13

Investing Activities

Cash used in investment activities in 2005 and 2004 was $1.9 million. The changes in cash used in investing activities in 2005 from 2004 are from the Company's purchase of Archer and the assets related to the Decuma Handwriting Recognition technology of $0.4 million, increased costs to update the Company's capital assets of $0.1 million and a $250,000 advance to MLG, offset by a decrease in capitalized software development costs of $0.7 million. The Company continues to invest in new products, new product features, new software language data bases and enhancements to existing software language databases. In 2005, the Company capitalized $0.9 million in software development costs as compared to $1.7 million in 2004.

On January 26, 2005, the Company purchased the assets of Decuma AB ("Decuma"), a Swedish company specializing in developing and marketing handwriting recognition software. The Decuma purchase is part of Zi's long term expansion strategy of developing software to further simplify and enhance the use of wireless devices. Decuma's Handwriting Recognition technology is an important complement to Zi's eZiText and eZiTap solutions. The combination of the technologies is intended to further bolster the Company's competitive advantage and increase Zi's market share by enabling us to deliver an expanded suite of innovative products to customers. The Company has accounted for the purchase under the purchase method of accounting, and accordingly, included the results of operations of Decuma in the consolidated operating result of the Company from the date of acquisition. As part of the acquisition, the Company acquired Decuma's intellectual property and customer agreements. Amounts assigned to intangible assets were supported through discounted cash flow analyses. Patents and trademarks are amortized over 11 years. Customer agreements are amortized over the remaining life of the agreement (up to 55 months). The purchase price consideration included 146,929 common shares of the Company with a value of $1.0 million, cash consideration of $175,254 to settle certain working capital related adjustments and other costs and fees related to the purchase in the amount of $281,348 for a total acquisition cost of $1,456,602.

The Company's ownership of Archer shares resulted primarily from the sale of its Oztime and EPI subsidiaries to Archer, a related party. At December 31, 2005, the Company held 53.2 percent of the outstanding shares of Archer. As a result of certain third party Archer share subscription agreements that did not close until after the end of Zi's financial year end (resulting in 44.8 percent ownership of Archer by Zi), Zi has accounted for its investment in Archer as a purchase under the purchase method of accounting, including its results from December 21, 2005 (the date of acquisition) to December 31, 2005 and its assets and liabilities, net of minority interest at December 31, 2005.

Archer was incorporated in February 2005 for the purpose of acquiring a number of educational learning institutions in Canada. Prior to the completion of the Archer acquisition of Oztime and EPI, Zi held 24.9 percent of Archer's shares, acquired through share subscription agreements in 2005. Consequently, Zi is a related party to Archer.

Under the sale agreements, Zi received 6,140,000 million shares of Archer, including contingent consideration of 1,000,000 shares placed in escrow and a $125,000 note receivable related to post closing working capital adjustments. The release of the escrowed shares is subject to performance criteria requiring revenues earned through Oztime related operations, from the date of purchase to December 31, 2006, be $2,950,000 or more. The Company determined there was uncertainty that Oztime's revenues related to its operations would achieve the performance criteria and as such the contingent consideration was not considered as part of the sale proceeds.

Subsequent to year end, Zi's interest in Archer was diluted to 44.8 percent (as of March 6, 2006). As such, the accounting treatment for Zi's investment in Archer as at March 31, 2006 will reflect Archer as a significantly influenced subsidiary. The Company intends to deconsolidate the results of Archer in the first quarter of 2006 since it no longer absorbs a majority of the entity's expected losses or residual returns, in the case of a variable interest entity ("VIE"), and no longer has the ability to exert control over this subsidiary.

In 2004, cash used in investing activities was $1.9 million, as compared to $0.4 million in 2003. The increase of $1.5 million in 2004 over 2003 of cash used in investing activities is due to the Company's focused efforts on developing new and improved language database software in 2004. In 2004, the Company capitalized $1.7 million in software development costs as compared to $0.2 million in 2003.

In 2003, cash used in investing activities was $0.4 million, as compared to $2.7 million of cash generated form investing activities in 2002. Adjusted for short-term investments, this balance decreased $5.4 million to 2.7 million of cash used in investing activities in 2002. The decrease of $2.3 million in 2003 over 2002 cash used in investing activities, after adjusting for short-term investments, is due to no acquisitions or dispositions of subsidiaries related activity in 2003 and decreased investment in software development and capital assets as compared to 2002 activity.

14      Management's Discussion and Analysis of Financial Condition and Results of Operations

Commitments and Contractual Obligations

As at December 31, 2005, Zi has long-term debt, capital lease obligations and deferred inducements received upon entering into new office leases in 2002. As part of the consideration for the acquisition of Archer, long-term liabilities include two loans payable to former shareholders of two subsidiaries of Archer in the amount of $81,255 and $66,423, respectively. These loans will be paid when Archer achieves net profits calculated on a quarterly basis for the consolidated Archer group of companies. The loans do not bear interest and have no specific repayment terms other than the aforementioned.

Under the Private Vocational Schools Act for the Province of Ontario, Section 9 of Regulation 939, all institutions conducting or operating a private vocational school must be accompanied by a bond. Such bond can be obtained from a guarantee company approved under the Guarantee Companies Securities Act and it is non-negotiable and nontransferable. Two schools owned by Archer operate under this regulation and have bonds totaling $55,890 with a recognized guarantee company.

During 2004 and 2003, we entered into leases for computer equipment with payment terms over three years. The obligation, including the current portion, totaled $9,378 at December 31, 2005. The future minimum lease payments under the capital leases are as follows:
2006	$8,318
2007	1,874
Total minimum lease payments	10,192
Amount representing interest	814
Amount included in current liabilities	7,541
$1,837

The Company rents premises and equipment under operating leases, which expire at various dates up to June 2010. Annual rentals under these leases for each of the next five years are as follows:
2006	$1,161,165
2007	638,202
2008	119,471
2009	74,755
2010	37,377
Total	$2,030,970

Transactions with Related Parties

The following table outlines the Company's related party transactions:
	2005	2004	2003
Legal services provided by a law firm in which a director is a partner	$227,883	$125,708	$110,373
Fees paid on behalf of significantly influenced company	$760	$10,442	$33,187
Management fees paid to a firm owned by a director	$–	$30,000	$120,000
Consulting fees paid to a firm owned by an officer	$49,333	$46,067	$26,136

These transactions are in the normal course of operations and are measured at their exchange value, which approximates the fair market value as with any third party.

At the year-end, the amounts due from (to) related parties are as follows:
	2005	2004	2003
Due to a law firm in which a director is a partner	$(47,388)	$(5,338)	$(411)
Due from significantly influenced company	$–	$43,629	$33,187
Due to companies owned by a director or an officer	$–	$–	$(10,000)

Zi Corporation 2005 15

In April 2005, the Company advanced $250,000 under a secured loan agreement to MLG. The terms of the agreement require repayment on demand and provide the Company with a security interest in the assets of MLG. At June 30, 2005, the Company evaluated the note receivable for impairment and determined that subject to SFAS No. 114, "Accounting by Creditors for Impairment of Loan", using a projected discounted cash flow model at the loan's effective interest rate, the full amount of the note receivable including accrued interest was impaired and was provided for. At the time of the impairment, MLG was under a going concern qualification and subject to ongoing operating cash requirements, continued operating losses and other debt to which the Company is subordinate. Due to these factors and the directive by Zi's Board of Directors to not provide further funding to MLG, it was probable that MLG would not have the necessary funds available to meet the requirements under the note, including accrued interest. Interest due on the note will not be accrued but will be recognized only upon payment by MLG of such interest.

To the best of the Company's knowledge, MLG ceased all operations in July 2005 and is undertaking a voluntary dissolution and wind up of the company. All amounts have been written off the Company's accounts as of December 31, 2005.

Financial Instruments

At December 31, 2005, Zi had cash and cash equivalents of $12.2 million. Surplus funds are held primarily in U.S. dollars and Chinese renmimbis and are converted into Canadian dollars, Hong Kong dollars and Swedish kronor as agreed between the head office and operating divisions in those countries. The Controller, in consultation with the Chief Financial Officer and within the objectives of the Company's investment guidelines, is responsible for the day-to-day management of surplus funds. The objectives of Zi's investment policy for surplus funds are to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

Zi has not entered into any arrangements to hedge its foreign exchange requirements or its foreign assets.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements

Capital Expenditure Commitments

Our operations are people intensive and only require limited capital expenditures to support the productive enterprise of its staff. This includes offices and furniture and equipment, primarily computers. Most of this equipment is purchased as required and does not require long order times.

Research and Development, Patents and Licenses, etc.

The Company's intellectual property may be grouped into the following product areas: eZiText, eZiTap, eZiType, Decuma, Qix, educational products and corporate materials. It includes patents, copyrights, trademarks, domain names and trade secrets (people, technical know-how and documents). Historically, most of Zi's research and development activity was dedicated to text input technology.

Research costs are expensed as incurred. Development costs incurred prior to the establishment of the technological and financial feasibility of a project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established. Capitalized costs are amortized commencing in the period of the products' commercial release using the straight-line method over the related product's estimated economic life.

Expenditures for research and development costs, including deferred software development costs and research and development expenses and for acquired IP during the past three years are as follows:
	R & D ($000's)	Goodwill
2005	$5,173	nil
2004	$4,012	nil
2003	$2,336	nil

Research and development expenditures will depend upon our available capital resources during the year ending December 31, 2006, and will primarily relate to our research and development efforts on our eZiText, Decuma Handwriting Recognition, eZiTap, eZiType and Qix technologies.

16      Management's Discussion and Analysis of Financial Condition and Results of Operations

Trend Information

Revenues and Expenses

For the years ended December 31, 2005, 2004 and 2003 our revenue by geographical market and category consisted of:
		License and	Other
Revenue		implementation fees	product revenue	Total
2005	Canada(1)	$4,175,334	$45,717	$4,221,051
	China	5,019,599	724,753	5,744,352
	USA(2)	1,021,769	–	1,021,769
	Sweden(3)	397,341	–	397,341
	Total	$10,614,043	$770,470	$11,384,513
2004	Canada(1)	$5,884,396	$8,120	$5,892,516
	China	5,207,579	496,093	5,703,672
	USA(2)	1,806,863	–	1,806,863
	Total	$12,898,838	$504,213	$13,403,051
2003	Canada(1)	$3,731,859	$13,982	$3,745,841
	China	3,378,770	670,088	4,048,858
	USA(2)	2,808,369	–	2,808,369
	Total	$9,918,998	$684,070	$10,603,068

Notes:

(1) The actual geographic markets for the products licensed under licensing agreements between OEM's and Zi Corporation of Canada, Inc. are in Asia and Europe.

(2) The actual geographic markets for products licensed under licensing agreements between OEM's and Zi Corporation of America, Inc. are in Asia and the United States.

(3) The actual geographic markets for products licensed under licensing agreements between OEM's and Zi Decuma AB are in Asia and Europe.

Total revenue for 2005 was $11.4 million, a decrease of 15 percent or $2.0 million over 2004. The Company believes that significant shifts are occurring within the mobile phone market. Consolidation of OEM's and ODM's, together with certain participants exiting the industry altogether, are resulting in the major OEM's gaining greater global market share, largely at the expense of other industry participants. Historically, Zi's customers have been predominantly smaller, Asia-based OEM's.

Revenue from Zi Technology and its text input applications was $10.6 million compared to $12.9 million for 2004. The decline in revenue is due principally to the decline in revenue from mid-sized accounts and non-recurring professional services revenue. Other product revenue from e-Learning was $0.8 million for 2005 compared to $0.5 million a year ago. In 2005, Zi earned royalties from 72 eZiText licensees compared to 57 in the same period a year earlier.

During 2004, the continued growth of Zi's customer base and the increase in licensees' models delivered to market has resulted in an increase in revenue from our core technology business of 30 percent to $12.9 million over 2003 revenue of $9.9 million. Revenue from all segments increased 26 percent to $13.4 million from $10.6 million in 2003. The increase is primarily due to Zi's growing customer base with 81 customers contributing to revenue compared to 69 in 2003 and 57 of these customers paying royalties in 2004 compared to 45 in 2003.

For 2003, the growth in commercialization of Zi's technology in its core eZiText® related business generated a 53 percent increase in revenue over that in 2002. License and implementation fees increased $3.4 million to $9.9 million in 2003. The increase is primarily due to Zi's growing customer base with 69 customers contributing to revenue compared to 47 in 2002 and 45 of these customers paying royalties in 2003 compared to 30 in 2002.

The majority of our OEM customers' products, which have implemented our eZiText product resulting in royalty-bearing eZiText enabled products, have been sold in Asia and Europe. Many of our new OEM customers' and existing OEM customers' products are now being sold outside of Asia including being sold into the North American market. As more of our customers' products enter the marketplace, we anticipate this trend to continue with respect to our eZiText product line. The Company's revenues are expected to grow as a result of the acquisition of Decuma Handwriting Recognition software and the launch of Zi's Qix user application interface product. The growth in revenues related to these new product lines is dependant on their integration with existing products and market acceptance.
Zi Corporation 2005 17

In 2005, gross margin on revenue was $10.8 million, a decrease of 17 percent from last year's level of $12.9 million. Cost of sales includes the allocation of engineering expenditures associated with projects carried out to modify existing products to meet specific customer requirements. As a percentage of revenue, gross margin for 2005 decreased slightly to 95 percent of revenue compared to 97 percent in the same period of the prior year. Gross margin from license and implementations fees in 2005 remained constant at 97 percent of revenue as compared to 2004.

In 2004, gross margin increased $2.8 million to $12.9 million, or 27 percent over the 2003 level. As a percentage of revenue, gross margin increased to 97 percent from 96 percent in 2003. Gross margin from license and implementations fees in 2004 increased to 97 percent of revenue as compared to 96 percent for 2003. The high gross margin percentage is due to the fact that in all three years more of the revenue was royalty based as opposed to services based. This reflects the increased royalty-generating eZiText and Decuma implementations on handset models now penetrating the market and the fact that implementations have a higher cost of sales than royalties generated through our licensees. The Company anticipates this trend to continue with respect to our eZiText and Decuma product lines. As the new products, most significantly Qix, will also be royalty based, we expect the trend of a high gross margin related to sales to continue.

SG&A increased $0.6 million or six percent to $9.9 million in 2005 over 2004. SG&A includes costs associated with operations of the recently acquired Decuma Handwriting Recognition technology, costs associated with SOX and other compliance work and realized foreign exchange losses. Offsetting these increases over 2004 was the absence of $1.4 million of RSU and non-employee stock option costs incurred in 2004.

SG&A increased $1.1 million or 14 percent to $9.3 million in 2004 over 2003. Adjusting for non-cash compensation expense related to the issuance of RSU's and non-employee stock options of $1.4 million, SG&A decreased $0.3 million. This small decrease is due to the continued efforts by management to rationalize operations to effect a more competitive and profitable structure and by concentrating resources in the Company's core technology business.

SG&A decreased $3.2 million or 28 percent to $8.1 million in 2003 over 2002. The decrease is partially attributable to the reduction of $2.1 million realized through the disposal of Magic Lantern operations in November 2002. As well, SG&A decreased due to the continued efforts by management to rationalize operations to affect a more competitive and profitable structure and by concentrating resources in the Company's core technology business.

With the addition of Decuma Handwriting Recognition technology and the continuing compliance related costs associated with SOX, we anticipate that the Company will continue to keep SG&A costs at or near current year levels. Zi now has an SG&A cost base that will support further revenue growth without significant expense increases. This means that even though we may need to invest additional resources at times to meet specific revenue opportunities, as we generate incremental revenue it will have an increasing positive impact on future operating results. The acquisition of Decuma Handwriting Recognition technology and the associated operating costs of running a Swedish subsidiary added to SG&A costs in 2005. As this product's acceptance in the market and its integration into Zi's other product lines are completed, we expect revenue growth from new and existing customers.

Legal costs for 2005 increased $0.8 million to $1.7 million compared to 2004. Legal costs increased, in part, due to defense costs related to the University of Texas action against certain of the Company's clients, a major shareholder's activism, costs from ongoing patent related work and costs related to continuous reporting requirements. Legal costs for 2004 decreased $0.1 million to $0.8 million compared to 2003. The Company continued to incur costs related to ongoing patent related work and costs related to continuous reporting requirements. Legal costs for 2003 decreased $6.6 million to $0.9 million compared to 2002. The decrease in legal fees is related primarily to the settlement in 2002 of the patent litigation as discussed in note 13 "Contingent Liabilities" to the Company's December 31, 2002 audited consolidated financial statements. The Company anticipates that legal costs will remain constant at the current year's level due to the continuation of legal proceedings related to a major shareholder's activism, ongoing patent related work and securities related continuous reporting requirements.

In 2005, product research and development expense increased $1.9 million to $4.2 million, compared to 2004. Gross expenditures on product development (expenditures before capitalization of costs related to new product development) increased by $1.2 million to $5.2 million, reflecting investment in new product features and enhancements to software language databases and costs associated with newly acquired Decuma Handwriting Recognition technology. In 2005, the Company capitalized $0.9 million of software development costs compared to $1.7 million for the same period in 2004. The costs capitalized during these periods were related principally to software development to develop language database software.

Product research and development expense increased to $2.4 million in 2004 from $2.1 million in 2003. In the year, gross expenditures on new product development before capitalization increased $1.7 million reflecting the Company's focused efforts on developing language database software. In 2004, the Company capitalized $1.7 million in software development costs as compared to $0.2 million in 2003.

18       Management's Discussion and Analysis of Financial Condition and Results of Operations

Product research and development expense decreased to $2.1 million in 2003 from $2.8 million in 2002. Prior to 2003, our product research and development expenses had increased over the prior three years. As eZiText matures, we anticipate continued investment into developing enhanced and related new technologies, and new language database software given the availability of capital required to further finance those product research and development activities. We will continue to invest in our new products, including handwriting recognition and Qix. We anticipate that our research and development spending will moderately increase over the 2005 level depending on the availability of capital and resources required by specific revenue generating opportunities.

Depreciation and amortization increased in 2005 by $0.2 million or 22 percent to $1.1 million compared to $0.9 million in 2004. The increase in depreciation and amortization was due to increased levels of unamortized software development costs. Depreciation related to capital assets decreased due to lower levels of undepreciated capital assets.

Depreciation and amortization decreased in 2004 by $0.5 million to $0.9 million from $1.4 million in 2003. The decrease is due to the decrease in remaining unamortized eZiText related deferred software development costs and decreased depreciation related to unamortized leasehold improvements.

Depreciation and amortization decreased in 2003 by $0.8 million to $1.4 million from $2.2 million in 2002. The decrease is due to lower remaining unamortized eZiText related deferred software development costs and decreased depreciation related to decrease unamortized leasehold improvements. Given the increase in deferred software development costs and capital assets, we anticipate that our depreciation and amortization expense will increase moderately in 2006.

In 2005, the net loss was $5.3 million or $0.12 per share compared to $2.4 million or $0.06 per share in the previous year. The increase in net loss was due to lower revenue and a lower gross margin, an increase in product research & development expense (as a result of an acquired business and lower levels of capitalization of product development costs), increased legal and litigation, much of which is related to a major shareholder's activism, increased depreciation and amortization, a tax provision related to a Chinese subsidiary and an increase in SG&A offset by an increase in interest income and other items. For 2005, the loss by segment and principal item was: $2.5 million operating loss from the Zi Technology business segment; $0.8 million loss from the e-Learning business segment; a $1.6 million operating loss for other corporate costs (which includes a gain of $1.4 million realized on settlement of litigation) and income tax expense of $0.7 million associated with a Chinese subsidiary.

In 2004, the Company significantly reduced its net loss to $0.4 million, after adjusting for the $2.0 million impairment of the MLG note receivable, from $2.9 million in 2003. This was accomplished by the continued focus on the Company's core Zi Technology business segment with added emphasis on increasing our sales focus on markets outside of Asia, increasing our investment in new language software databases and holding SG&A near the prior year level. Other contributing factors to the year over year decrease in the net loss were decreased amortization from lower remaining unamortized capital assets costs and decreased interest expense as a result of the repayment of all outstanding debt in July of 2004. In 2003, the Company significantly reduced its net loss to $2.9 million from $25.2 million in 2002. This was accomplished by the continued focus on the Company's core Zi Technology business segment with added emphasis on reducing SG&A and research and development costs. For the three years prior to 2003, our net loss had increased year over year.

We anticipate that in 2006, the Company will approach our goal of becoming profitable. We anticipate that an increase in sales combined with relatively level SG&A expenditures, and moderate increases in depreciation and in product research and development costs will assist in the achievement of this trend in 2006.

Litigation/Indemnification

Commencing on March 11, 2005, the Board of Regents of the University of Texas System ("UT") filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 in the U.S. District Court for the Western District of Texas, Austin Division, including certain of the Company's licensees. The Company is not named in any of the actions. Zi has not assumed any liability for indemnity pursuant to its customer license agreements, or at all. The Company has, however, assumed the defense of this claim on behalf of certain of its customers. The action is ongoing and will result in the Company incurring defense costs.

On November 18, 2005, Mike Donnell (the "Plaintiff") filed a wrongful termination lawsuit against the Company in the Court of Queen's Bench of Alberta, Judicial District of Calgary. The Plaintiff was the President and Chief Executive Officer of Zi for the period from July 23, 2003 to May 26, 2005, when he submitted his resignation. On December 9, 2005, the Company filed its Statement of Defense and Counterclaim, denying the Plaintiff's claims. The Company has accrued sufficient settlement costs related to this lawsuit as of December 31, 2005.
Zi Corporation 2005 19

We have also undertaken considerable expense in actively protecting our intellectual property and defending against alleged infringement claims. We have incurred substantial costs related to patent infringement litigation in the sum of $540,000 for 2005 (2004 – $60,000; 2003 – $289,000) for defense and settlement of such claims.

On December 4, 2003, the Company commenced a legal action against former counsel in respect of, among other things, their representation of the Company in a lawsuit, the outcome of which was unfavorable to the Company. As part of its defense, prior counsel filed a cross complaint against the Company for $1.1 million in unpaid legal fees and costs, which has been accrued by the Company in its financial statements. On April 6, 2005, the Company settled this litigation. The Company recorded a gain of $1,415,616 in 2005.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the probable outcome. The Company does not provide for claims that are not probable to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Although we do not anticipate or foresee at this time any new intellectual property proceedings being instigated by other parties against us or by us against other parties, there is no assurance that our legal costs or legal actions will significantly diminish in the future. We do not view the legal expenses on the current legal actions and indemnities as being of a recurring nature and anticipate that these legal matters will eventually come to a resolution; however, our legal costs in respect of these actions may increase or maintain current levels if any judgment or determination is appealed or otherwise progresses though the legal process. Moreover, given the extremely competitive nature of our eZiText business and the wide scope of intellectual property covering the text input space, there can be no assurance that in the future, we, or any of our licensees, will not be continually subject to allegations concerning the status or validity of our intellectual property.

Forward Looking Information

This MD&A contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward looking statements when you see us using words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, those listed in "Risk Factors" below.

Forward-looking statements are based on the beliefs, opinions and expectations of our management on the date the statements are made. Although we believe that the forward-looking statements presented in this document are reasonable, we do not guarantee that they accurately or completely predict, reflect or state future results, levels of activity, performance, achievements or occurrence and we do not assume responsibility for failure to do so. We do not promise to update forward-looking information to reflect actual results, new information, occurrence of future events, or changes in management's beliefs, opinions or expectations. No undue reliance should be placed on such forward-looking statements.

20       Management's Discussion and Analysis of Financial Condition and Results of Operations

Risk Factors

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

  our history of operating losses and uncertainty of future profitability;
  the potential need for additional capital to support our operations and future growth;
  uncertainty as to the degree of and continuing market acceptance of our products and services;
  uncertainties relating to product development;
  risks associated with the number, amount and timing of new product introductions;
  our products may contain defects that could be costly to fix, damage our reputation and expose us to litigation;
  uncertainty regarding patents, proprietary rights and software piracy;
  variability in customer demand;
  fluctuations in quarterly results could negatively affect our financial results;
  our dependence on third party performance under marketing and licensing arrangements;
  risks associated with the contingent nature of continued performance under major sales contracts;
  rapid technological change and competition;
  uncertainty regarding the pricing, reporting and collection of accounts;
  uncertainties related to dependence on third-party suppliers;
  risks associated with dependence on sales in foreign countries;
  the potential for adverse developments in pending litigation;
  risks related to indemnity claims from third parties;
  risks associated with the terms of settlement agreement and permanent injunction in respect of a U.S. patent infringement lawsuit;
  fluctuations in foreign exchange rates;
  uncertainties associated with changes in government policy and regulation, particularly in the PRC;
  adverse changes in general political, economic, business, regulatory and legal conditions in any of the countries in which we do business;
  changes in our size and structure;
  risks associated with mergers, acquisitions and dispositions;
  risks of dilutive future financings;
  the effectiveness of our management and our strategic relationships;
  unable to attract and retain key personnel;
  investment risks associated with our e-Learning investments;
  the negative publicity generated by the Lancer proceedings or general market concerns about the possible actions by the receiver with respect to portfolio securities held by Lancer;
  other risks and uncertainties that may be disclosed in the Company's various corporate disclosure documents from time to time, and;
  other risk factors detailed from time to time in the Company's periodic reports filed with the U.S. Securities and Exchange Commission and other regulatory authorities.
Zi Corporation 2005 21

■ ■ ■  management's report

The consolidated financial statements and all information in the Annual Report have been prepared by management and approved by the Board of Directors. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, where appropriate, reflect management's best estimates and judgments. Management is responsible for the accuracy, integrity and objectivity of these consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that in these consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting designed to provide reasonable assurance that accounting records are reliable and assets are safeguarded.

The Board of Directors appoints the Audit Committee. The Audit Committee meets with management as well as with the independent registered chartered accountants to satisfy itself that management is properly discharging its financial reporting responsibilities and to review these consolidated financial statements and the report of independent registered chartered accountants. The Audit Committee reports its findings to the Board of Directors for consideration in approving these consolidated financial statements for presentation to the shareholders. The independent registered chartered accountants have direct access to the Audit Committee of the Board of Directors.

Deloitte & Touche LLP has audited these consolidated financial statements independently on behalf of the shareholders, in accordance with Canadian generally accepted accounting standards and the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on these consolidated financial statements.
(signed)	(signed)
Michael E. Lobsinger	Dale Kearns
Chairman, President and Chief Executive Officer	Chief Financial Officer

March 17, 2006

22      Financial Review

■ ■ ■ report of independent registered chartered accountants

To the Board of Directors and Shareholders of Zi Corporation

We have audited the consolidated balance sheets of Zi Corporation as at December 31, 2005 and 2004 and the consolidated statements of loss, shareholders' equity and cash flow for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Zi Corporation as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005 in accordance with accounting principles generally accepted in the United States of America.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Independent Registered Chartered Accountants
Calgary, Alberta, Canada
March 17, 2006

Zi Corporation 2005 23

■ ■ ■ consolidated balance sheets

As at December 31	2005	2004
(All amounts in United States of America dollars except share amounts)

Assets
Current assets
Cash and cash equivalents	$12,157,440	$12,889,335
Accounts receivable, net of allowance of $426,697 (2004 – $154,108)	4,579,966	5,570,869
Accounts receivable from related party (note 13)	–	43,629
Work-in-progress and inventory	13,897	–
Prepayments and deposits	607,375	414,994
Total current assets	17,358,678	18,918,827
Notes receivable (note 4)	–	–
Capital assets – net (note 5)	1,210,947	1,087,957
Intangible assets – net (note 6)	3,834,880	1,692,087
Investment in significantly influenced company (notes 3 and 10)	–	–
	$22,404,505	$21,698,871

Liabilities and shareholders' equity
Current liabilities
Bank indebtedness (note 7)	$106,650	$–
Accounts payable and accrued liabilities (note 17)	4,211,564	3,081,280
Deferred revenue	4,185,341	2,704,105
Current portion of other long-term liabilities (note 8)	64,927	71,969
Total current liabilities	8,568,482	5,857,354
Notes payable (note 7)	147,678	–
Other long-term liabilities (note 8)	30,530	92,361
	8,746,690	5,949,715

Contingent liabilities, commitments and guarantees (notes 12 & 14)

Shareholders' equity
Share capital (note 9)
Unlimited number of Class A, 9% convertible, preferred shares authorized
and no shares issued or outstanding	–	–
Unlimited number of common shares, no par value, authorized,
46,272,568 (2004 – 45,225,190) issued and outstanding	109,365,824	106,025,634
Additional paid-in capital	2,114,190	2,114,190
Accumulated deficit	(97,244,454)	(91,927,031)
Accumulated other comprehensive loss	(577,745)	(463,637)
	13,657,815	15,749,156
	$22,404,505	$21,698,871
See accompanying notes to consolidated financial statements.

(signed)	(signed)
Michael E. Lobsinger	Donald Hyde
Chairman of the Board	Director

24      Financial Review

■ ■ ■ consolidated statements of loss

Years ended December 31	2005	2004	2003
(All amounts in United States of America dollars except share amounts)
Revenue
License and implementation fees	$10,614,043	$12,898,838	$9,918,998
Other product revenue	770,470	504,213	684,070
	11,384,513	13,403,051	10,603,068
Cost of sales
License and implementation fees	355,597	362,562	349,824
Other product costs	248,689	109,252	85,711
	604,286	471,814	435,535
Gross margin	10,780,227	12,931,237	10,167,533

Operating expenses

Selling general and administrative	(9,861,123)	(9,281,365)	(8,137,551)
Litigation and legal (note 12)	(1,673,486)	(833,197)	(886,860)
Product research and development	(4,243,172)	(2,350,141)	(2,098,735)
Depreciation and amortization (note 6)	(1,134,554)	(926,886)	(1,380,265)
Impairment of note receivable (note 4)	(250,000)	(2,000,000)	–
Gain on settlement of litigation (note 12)	1,415,616	–	–
Operating loss before undernoted	(4,966,492)	(2,460,352)	(2,335,878)

Interest on capital lease obligation	(3,924)	(25,558)	(9,856)
Other interest expense	(2,368)	(30,839)	(608,858)
Interest income and other income	366,796	128,550	23,483
Loss before income taxes	(4,605,988)	(2,388,199)	(2,931,109)
Equity interest in loss of significantly influenced company (note 10)	–	–	–
Minority interest (note 3)	(23,920)	–	–
Income taxes (note 11)	(687,515)	–	–
Net loss	$(5,317,423)	$(2,388,199)	$(2,931,109)
Basic and diluted loss per share (note 9 and 17)	$(0.12)	$(0.06)	$(0.08)
Weighted average common shares – basic and diluted	46,152,711	41,373,309	38,719,786
Common shares outstanding, end of year	46,272,568	45,225,190	39,371,560
See accompanying notes to consolidated financial statements.

Zi Corporation 2005 25

■ ■ ■ consolidated statements of shareholders' equity

					Accumulated
					other	Total
	Common shares issued		Additional	Accumulated	comprehensive	comprehensive
	Shares	Amount	paid-in capital	deficit	income (loss)	loss
(All amounts in United States of America dollars except share amounts)
Balance – December 31, 2002	37,914,250	$90,975,597	$188,938	$(86,607,723)	$(901,924)
Issued on exercise of stock options	301,666	697,457	–	–	–
Issued under private placement	1,000,000	1,968,610	–	–	–
Issued restricted stock units	–	–	516,354	–	–
Settlement of debt with attached stock purchase warrants	–	–	(154,065)	–	–
Exercise of restricted stock units	33,961	–	–	–	–
Issued shares on settlement of debt	21,683	44,827	–	–	–
Issued share purchase warrants	–	–	50,517	–	–
Issued on exercise of share purchase warrants	100,000	271,161	–	–	–
Net loss	–	–	–	(2,931,109)	–	(2,931,109)
Other comprehensive income from foreign currency translation adjustment	–	–	–	–	162,453	162,453
Balance – December 31, 2003	39,371,560	$93,957,652	$601,744	$(89,538,832)	$(739,471)	$(2,768,656)
Issued on exercise of stock options	1,143,766	2,289,957	–	–	–
Issued under a private placement	3,636,364	7,067,885	–	–	–
Issued restricted stock units	–	–	685,767	–	–
Issued share purchase warrants to consultant re private placement	–	(141,048)	141,048	–	–
Issued on exercise of share purchase warrants	1,073,500	2,851,188	–	–	–
Issued stock options to non-employee	–	–	685,631	–	–
Net loss	–	–	–	(2,388,199)	–	(2,388,199)
Other comprehensive income from foreign currency translation adjustment	–	–	–	–	275,834	275,834
Balance – December 31, 2004	45,225,190	$106,025,634	$2,114,190	$(91,927,031)	$(463,637)	$(2,112,365)
Issued on exercise of stock options	290,967	736,867	–	–	–
Issued on exercise of share purchase warrants	609,482	1,605,187	–	–	–
Issued on acquisition of subsidiary	146,929	998,136	–	–	–
Net loss	–	–	–	(5,317,423)	–	(5,317,423)
Other comprehensive loss from foreign currency translation adjustment	–	–	–	–	(114,108)	(114,108)
Balance – December 31, 2005	46,272,568	$ 109,365,824	$2,114,190	$ (97,244,454)	$(577,745)	$(5,431,531)
See accompanying notes to consolidated financial statements.

26      Financial Review

■ ■ ■ consolidated statements of cash flow

Years ended December 31	2005	2004	2003
(All amounts in United States of America dollars)
Net cash flow from (used in) operating activities:
Net loss	$(5,317,423)	$(2,388,199)	$(2,931,109)
Items not affecting cash:
Loss on dispositions of capital assets	8,354	9,899	2,415
Depreciation and amortization	1,162,118	926,886	1,380,265
Impairment of note receivable	250,000	2,000,000	–
Non-cash interest expense	–	–	95,344
Non-cash compensation expense	–	685,767	516,353
Non-cash consultant compensation expense	–	685,631	–
Decrease (increase) in non-cash working capital (note 17)	2,749,878	(989,769)	(370,608)
Cash flow from (used in) operating activities	(1,147,073)	930,215	(1,307,340)
Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	2,342,054	12,209,030	2,937,228
Settlement of note payable (note 7)	–	(1,000,000)	(3,300,000)
Issuance of note payable	–	–	1,000,000
Bank indebtedness	106,650	–	–
Payment of capital lease obligations	(16,141)	–	(96,223)
Cash flow from financing activities	2,432,563	11,209,030	541,005
Cash flow from (used in) investing activities:
Note receivable	(250,000)	–	–
Purchase of capital assets	(258,485)	(178,258)	(133,297)
Proceeds from capital dispositions	1,906	–	2,772
Software development costs	(930,264)	(1,661,974)	(237,618)
Other deferred costs	(52,732)	(52,397)	(47,622)
Acquisition of subsidiaries	(434,546)	–	–
Cash flow used in investing activities	(1,924,121)	(1,892,629)	(415,765)
Effect of foreign exchange rate changes on cash and cash equivalents	(93,264)	275,834	162,453
Net cash inflow (outflow)	(731,895)	10,522,450	(1,019,647)
Cash and cash equivalents, beginning of year	12,889,335	2,366,885	3,386,532
Cash and cash equivalents, end of year	$12,157,440	$12,889,335	$2,366,885

Non-cash financing activity
Equipment acquired under capital lease	$–	$29,118	$–

Components of cash and cash equivalents
Cash	$4,768,375	$5,867,700	$2,366,885
Cash equivalents	$7,389,065	$7,021,635	$–

Supplemental cash flow information
Cash paid for interest	$6,292	$56,397	$523,370
Cash paid for income taxes	$687,515	$–	$–
See accompanying notes to consolidated financial statements.

Zi Corporation 2005 27

■ ■ ■ notes to the consolidated financial statements
For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

1. Nature of Operations

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. On January 26, 2005, the Company purchased the assets of Decuma AB ("Decuma"), a Swedish company specializing in developing and marketing handwriting recognition software. The handwriting recognition software created by Decuma, with its patented Geometrical Invariant Technology ("GIT"), has the ability to recognize an individual's unique writing style. In 2005, through its e-Learning business segment which includes Beijing Oztime Education & Network Co. Ltd. ("Oztime"), EnglishPractice Inc. ("EPI"), Archer Education Group Inc. ("Archer") and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. Also, Archer provides personal and organizational teaching and learning through Canadian based schools.

2. Significant Accounting Policies

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which conforms in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as disclosed in note 16. Prior to December 31, 2004, the primary consolidated financial statements of the Company were prepared in accordance with Canadian GAAP with annual reconciliation of the Company's financial position and results of operations to U.S. GAAP. Management elected to report in conformity with U.S. GAAP as of December 31, 2003 to provide information on a more comparable basis with Zi's industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are primarily in the United States of America.

Other revisions to disclosures throughout the consolidated balance sheets, statements of loss, shareholders' equity and cash flow and notes have been amended to comply with U.S. GAAP requirements, including comparative disclosures.

Note 16 includes explanations of material differences to Canadian GAAP, a reconciliation of net loss under U.S. GAAP to net loss using Canadian GAAP for all periods presented and relevant Canadian GAAP disclosure not already reflected in these consolidated financial statements.

Principles of consolidation

These consolidated financial statements include the accounts of Zi and its subsidiaries. All inter-company transactions and balances have been eliminated. All subsidiaries are controlled by the Company except MLG. This investment, which the Company does not control but exercises significant influence over its operating, investing and financing policies, is accounted for using the equity method. With respect to MLG, the Company does not recognize its proportionate share of losses that would result in a negative carrying value of its equity investment. Unrecorded losses would be first offset against the Company's proportionate share of income from the equity investment upon the investee's return to profitability.

The Company consolidates an entity's financial statements when the Company either will absorb a majority of the entity's expected losses or residual returns, in the case of a variable interest entity ("VIE"), or has the ability to exert control over a subsidiary. Control is normally established when ownership interests exceed 50 percent in an entity. However, when the Company does not exercise control over a majority-owned entity as a result of other investors having rights over the management and operations of the entity, the Company accounts for the entity under the equity method. As of December 31, 2005 and 2004, there were no greater-than-50 percent-owned affiliates whose financial statements were not consolidated.

28       Financial Review

notes to the consolidated financial statements
For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

Foreign currency translation

Zi Corporation's functional currency, on a stand-alone basis, is the United States dollar. For the United States, Swedish, Chinese, Hong Kong and other Canadian subsidiaries, the functional currencies are the U.S. dollar, Swedish krona, Chinese renminbi, Hong Kong dollar and Canadian dollar, respectively. The balance sheet accounts of the Company's foreign operations for which the local currency is the functional currency are translated into U.S. dollars at period-end exchange rates, while income, expense and cash flows are translated at average exchange rates for the period. Translation gains or losses related to net assets of such operations are shown as a component of accumulated other comprehensive income in shareholders' equity. Gains and losses resulting from foreign currency transactions, which are transactions denominated in a currency other than the entity's functional currency, are included in the consolidation statements of loss.

Use of estimates

The preparation of these consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements, and revenue and expenses during the period reported. Estimates include allowance for doubtful accounts, valuation of the note receivable, estimated useful life of intangible assets, deferred costs and capital assets, provisions for contingent liabilities, measurement of stock-based compensation, valuation allowance for deferred tax assets, and revenue for other product revenue using the percentage of completion method, and reflect management's best estimates. By their nature, these estimates are subject to uncertainty and the effect on the financial statements of changes in estimates in future periods could be significant. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. The allowance for doubtful accounts reflects estimates of doubtful amounts in accounts receivable. The allowance is based on specifically identified accounts, historical experience and other current information.

Cash and cash equivalents

The Company considers all balances with banks and highly liquid investments with original maturities of three months or less at the time of purchase to be cash and cash equivalents.

Capital assets

The Company records capital assets at cost and provides for amortization over the useful life of the asset using the declining-balance method at a rate of 30 percent for computer and office equipment. Leasehold improvements are recorded at cost and amortized using the straight-line method over the shorter of the estimated useful lives or the remaining term of the lease. The amortization periods for leasehold improvements range from one to five years. Inducements received upon entering into new leases have been deferred and are being recognized as a reduction in rent expense over the corresponding lease term.

In the year of disposal, the resulting gain or loss is included in the consolidated statements of loss and the cost of assets retired or otherwise disposed and the related accumulated amortization are eliminated from these accounts.

Intangible assets

All research and development costs are expensed as incurred except those that qualify under Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established. Capitalized costs are amortized commencing in the period of the products' commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.

Costs of start-up activities and organizational costs are expensed as incurred. Start-up costs include those one-time activities related to organizing a new entity.
Zi Corporation 2005 29

notes to the consolidated financial statements
For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

The Company records intangible assets, excluding goodwill and intangible assets with indefinite lives at cost and provides for amortization over their expected useful lives using the straight-line method over the following periods:
Customer agreements	3 years
Patents and trademarks	11 years
Software development costs	3 years
Curriculum	10 years
Contracts relationship	10 years

Goodwill and other intangible assets with indefinite lives are not amortized, but are tested for impairment at least annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired.

Impairment of long-lived assets

The Company annually reviews the carrying value of it's long-lived assets, including intangible assets, on September 30 of each year and periodically reviews the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future net cash inflows from such assets is less than the carrying amount, an impairment loss is recognized. The Company considers factors such as significant changes in the business climate and projected discounted cash flows from the respective assets in determining the fair value of the asset. The Company evaluated its remaining long-lived assets at September 30, 2005 and determined that no impairment had occurred.

Revenue recognition

Revenues from software licensing royalties related to the sale of the product in which the Company's technologies have been embedded are recorded as earned. Software licensing royalties are included in fees from licensing and implementation.

Under software licensing arrangements, the Company recognizes revenues – provided that: a non-cancellable license agreement has been signed; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized rateably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. Fair value for each separate element is evidenced by existing customer contract which stipulate rates associated with separate yet similar services or deliverables. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. These revenues are recognized ratably over the term of the contract.

Revenues from Oztime product contracts recorded in other product revenue are recognized using the percentage of completion method, whereby revenue is recorded at the estimated realizable value of work completed to date and costs incurred to date are compared to total estimated contract costs to determine whether a loss will be realized. Amounts received in advance are recorded as deferred revenue. Estimated losses on contracts are recognized when they become known. Other product revenue recorded by the Company is mainly comprised of revenue for the e-Learning business segment and this revenue is recognized through the percentage of completion method as previously described.

Revenues from Archer consist primarily of tuition and fees derived from courses taught in Archer's colleges, schools, and training centers. Revenues from tuition fees are recognized pro-rata (on a straight-line basis) on a monthly basis over the relevant period attended by the student of the applicable course or program. If a student withdraws from a course or program, the paid but unearned portion of the student's tuition is refunded. Refunds are calculated and paid in accordance with applicable provincial law and accrediting agency standards for refund policies. Textbook sales and other revenues are recognized as sales occur or services are performed and represent less than 10 percent of total revenues. Prepaid tuition is the portion of payments received but not earned and is reflected as a current liability in the accompanying consolidated balance sheets, as such, amounts are expected to be earned within the next year.

30      Financial Review

notes to the consolidated financial statements
For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", wherein the liability method is used for determining income taxes. Under this method, deferred income tax assets and liabilities are recognized for the estimated tax recoverable or payable that would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Valuation allowances are provided when necessary to reduce net deferred tax assets to an amount that is more likely than not to be realized.

Leases

Leases are classified as capital or operating leases. A lease that transfers to the lessee substantially all the benefits and risks incidental to ownership is classified as a capital lease. At inception, a capital lease is recorded as if it were an acquisition of an asset and the incurrence of an obligation. Assets recorded as capital leases are amortized on a basis consistent with that of accounting for capital assets. Operating lease costs are expensed as incurred. The Company accounts for tenant improvement allowances as a deferred rent liability included in other liabilities on the consolidated balance sheets and as a component of investing activities on the consolidated statements of cash flows.

Minority Interest

Minority interest in earnings of consolidated subsidiaries represents the minority shareholders' share of the equity and after-tax net income or loss of consolidated subsidiaries. The minority interest included in the consolidated balance sheets reflects the original investments by these minority shareholders in the consolidated subsidiaries, along with their proportionate share of the earnings or losses of the subsidiaries.

Share issue costs

The Company reduced the value of consideration assigned to shares issued by direct costs, net of applicable income tax recoveries, of issuing the shares.

Loss per share

Loss per share is computed based on the weighted average basic number of shares outstanding for the period. Diluted loss per share has been calculated using the treasury stock method, whereby diluted loss per share is calculated as if options, restricted stock units ("RSU's") and common share purchase warrants were exercised at the beginning of the year and funds received were used to purchase the Company's own stock. Diluted shares have not been used in calculating diluted loss per share for the years ended December 31, 2005, 2004 and 2003 as they were anti-dilutive (see note 17).

Comprehensive loss

Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. Comprehensive income (loss) includes foreign currency translation adjustments. The Company has reported components of comprehensive income (loss) on its consolidated statement of shareholders' equity.

Gains on issuance of stock by subsidiaries

At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company's net investment in that subsidiary increases. If at that time, the subsidiary is not a newly formed, non-operating entity, nor a research and development, start-up or development stage company, nor is there a question as to the subsidiary's ability to continue in existence, the Company records the dilution gain in the consolidated statements of loss. Otherwise, the increase is reflected in "additional paid-in capital" in the Company's consolidated statements of shareholders' equity.

Financial instruments

Accounts receivable, cash equivalents, investment in significantly influenced company, accounts payable, accrued liabilities, note payable, capital lease obligations and other deferred costs constitute financial instruments. The carrying values of these financial instruments approximate their fair value given the relatively short periods to maturity, except for the note receivable and the investment in significantly influenced company. The carrying values for these financial instruments represent their maximum credit risk. The note receivable constitutes a financial instrument with a fair value that is not determinable due, in part, to the unrecognized contingent portion of the note (note 4). The investment in significantly influenced company constitutes a financial instrument with a fair value that is not determinable due to the unavailability of independent third party evidence to support a valuation of this investment.
Zi Corporation 2005 31

notes to the consolidated financial statements
For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

The Company maintains substantially all cash and cash equivalents with major financial institutions. Deposits held with banks may exceed the amounts of insurance provided on such deposits. Credit risk exposure includes accounts receivable with customers primarily located in North America, China, Korea, and Western Europe. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from customers. The Company is exposed to the risks arising from fluctuations in foreign exchange rates, and the volatility of those rates. The Company does not use derivative instruments to reduce its exposure to foreign currency exchange risk.

Stock-based compensation plan

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", in accounting for the grant of the Company's employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for RSU's in accordance with SFAS No. 123, whereby the intrinsic value method is used and the related compensation expense is recognized over the vesting period.

The Company has a stock-based compensation plan, which is described in note 9. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Under SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-based Compensation – Transition and Disclosure, an Amendment of FASB Statement No. 123", companies that elect a method other than the fair value method of accounting are required to disclose pro forma net loss and loss per share information, using an option pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. Had compensation cost for the Company's employee stock option plan been determined by this method, Zi's net loss and loss per share would have been as follows:
Years ended December 31,	2005	2004	2003
Net loss:
As reported	$(5,317,423)	$(2,388,199)	$(2,931,109)
Stock compensation expense	(2,874,033)	(3,901,903)	(4,317,459)
Pro forma net loss	(8,191,456)	(6,290,102)	(7,248,568)
Net loss per common share:
As reported, basic and diluted	$(0.12)	$(0.06)	$(0.08)
Stock compensation expense, basic and diluted	(0.06)	(0.09)	(0.11)
Pro forma, basic and diluted	$(0.18)	$(0.15)	$(0.19)
Stock options and RSU's issued during the period	940,375	2,105,500	2,342,532
Weighted average exercise price	$3.22	$2.27	$2.50
Weighted average fair value of stock options granted during the period	$2.22	$1.19	$1.39

	2005	2004	2003
Risk free interest rate	3.30%	3.60%	3.80%
Expected life in years	3.7	3.7	3.8
Expected dividend yield	0%	0%	0%
Expected volatility	104%	52%	65%

Recent accounting pronouncements

In December 2004, FASB issued SFAS No. 123(R) "Share Based Payment." This statement is a revision to SFAS No.123 and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows". This statement requires a public entity to expense the cost of employee services received in exchange for an award of equity instruments. This statement also provides guidance on valuing and expensing these awards, as well as disclosure requirements of these equity arrangements. This statement is effective for the first interim reporting period that begins after June 15, 2005. SFAS No. 123(R) permits public companies to choose between the following two adoption methods:

32      Financial Review

notes to the consolidated financial statements
For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date, or;

2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB Opinion No. 25's intrinsic value method and, as such, the Company generally recognizes no compensation cost for employee stock options.

To assist in the implementation of SFAS No. 123, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 107, "Share-Based Payment". While SAB No. 107 addresses a wide range of issues, the largest area of focus is valuation methodologies and the selection of assumptions. Notably, SAB No. 107 lays out simplified methods for developing assumptions. In addition to providing the SEC staff's interpretive guidance on SFAS No. 123(R), SAB No. 107 addresses the interaction of SFAS No. 123(R) with existing SEC guidance. In April 2005, the SEC delayed the effective date of SFAS No. 123(R). SFAS No.123(R) will now be effective for Zi as of the interim reporting period beginning January 1, 2006.

Adoption of SFAS No. 123(R) will materially increase our stock compensation expense and increase our net loss and basic and diluted loss per share. However adoption of SFAS No. 123(R) will have no impact on our financial position. For the year ended December 31, 2006, total stock compensation expense using the modified prospective method, including amounts from stock option fair value provisions of SFAS No. 123(R), is estimated to be approximately $332,563 and is based on issued and unvested stock option at December 31, 2005. The Company has decided to use the Black-Scholes closed-form model valuation technique to value its share options. In order to project stock option grants, expected term and volatility were similar to amounts determined and used for the year ended December 31, 2005. SFAS No. 123(R) also requires that the excess tax benefits related to stock compensation be reported as a cash inflow from financing activities rather than as a reduction of taxes paid in cash from operations.

In November 2005, FASB issued staff position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", which nullified 2004 guidance issued by the Emerging Issues Task Force ("EITF") on determining whether an impairment is other than-temporary, and effectively reverted back to previous guidance in this area. The FSP generally encompasses guidance for determining when an investment is impaired, how to measure the impairment loss and what disclosures should be made regarding impaired securities. This FSP is effective for the first quarter of 2006 and is not expected to have a material impact on the Company's consolidated financial statements.

In May 2005, the FASB, as part of an effort to conform to international accounting standards, issued SFAS No. 154, "Accounting Changes and Error Corrections," which is effective for the Company beginning on January 1, 2006. SFAS No. 154 requires that all voluntary changes in accounting principles are retrospectively applied to prior financial statements as if that principle had always been used, unless it is impracticable to do so. When it is impracticable to calculate the effects on all prior periods, SFAS No. 154 requires that the new principle be applied to the earliest period practicable. The adoption of SFAS No. 154 had no impact on the Company's consolidated results of operations and financial condition.

In March 2005, the FASB issued FASB Interpretation No. ("FIN") 46(R)-5,"Implicit Variable Interests under FASB Interpretation No. 46(R) or Consolidation of Variable Interest Entities" to address whether a company has a implicit variable interest in a VIE or Potential VIE where specific conditions exist. The guidance describes an implicit variable interest as an implied financial interest in an entity that changes with changes in fair value of the entity's net assets exclusive of variable interests. An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing and or receiving of variability directly from the entity. Restatement to the date of initial adoption of FIN 46(R) is permitted but not required. FIN 46(R) became applicable to the Company in the quarter end June 30, 2005. FIN 46(R) had no impact on the Company's consolidated results of operations and financial condition.

In March 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143 (FIN 47)", which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of this statement had no impact on the Company's consolidated results of operations and financial condition.

Zi Corporation 2005 33

notes to the consolidated financial statements
For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs", an amendment of Accounting Research Bulletin ("ARB"), No. 43. This statement amends ARB No. 43 to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials should be recognized as current period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of production facilities. The provisions of this statement are to be applied prospectively, and the statement is effective for fiscal years beginning after June 15, 2005, with earlier application permitted for inventory costs incurred in fiscal years beginning after November 2004. Adoption of this statement is not expected to have a material impact on the Company's consolidated financial position, results of operations or liquidity, as the Company does not hold inventory.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29." The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The amendment also eliminates the narrow exception for non-monetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of non-monetary assets that do not have commercial substance. The provisions of this statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 153 to have a material impact on our financial condition or our results of operations.

In September 2004, EITF Issue 4-10 "Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds"("EITF 4-10") was issued, which addresses the criteria for aggregating operating segments. The Company reviewed the segment reporting and determined that our aggregation of segments is consistent with the guidance in EITF Issue No. 4-10.

3. Acquisitions and Dispositions

All acquisitions have been accounted for using the purchase method with results from operations included in these consolidated financial statements from the date of acquisition.

Acquisition – Decuma

On January 26, 2005, the Company purchased the assets of Decuma AB ("Decuma"), a Swedish company specializing in developing and marketing handwriting recognition software. The Decuma purchase is part of Zi's long term expansion strategy of developing software to further simplify and enhance the use of wireless devices. Decuma's handwriting recognition technology is an important complement to Zi's eZiText and eZiTap solutions. The combination of the technologies is intended to further bolster the Company's competitive advantage and increase Zi's market share by enabling us to deliver an expanded suite of innovative products to customers. The Company has accounted for the purchase under the purchase method of accounting, and accordingly, included the results of operations of Decuma in the consolidated operating result of the Company from the date of acquisition. As part of the acquisition, the Company acquired Decuma's intellectual property and customer agreements. Amounts assigned to intangible assets were supported through discounted cash flow analyses. Patents and trademarks are amortized over 11 years. Customer agreements are amortized over the remaining life of the agreement (up to 55 months). The purchase price consideration included 146,929 common shares of the Company with a value of $1.0 million, cash consideration of $175,254 to settle certain working capital related adjustments and other costs and fees related to the purchase in the amount of $281,348 for a total acquisition cost of $1,456,602.

Through an assessment process carried out by the Company upon completion of this acquisition, it was decided that a certain senior management position in Decuma was redundant. Included in the purchase price is $200,000 to involuntarily terminate this position.

The purchase price is allocated as follows:
Net assets acquired:
Non-cash working capital deficiency	$(15,334)
Capital assets	49,821
Customer agreements	187,100
Patents and trademarks	1,235,015
$1,456,602

34      Financial Review

notes to the consolidated financial statements
For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

Pro forma information has not been presented showing the effect of a January 1, 2005 acquisition on the current year's results as the effect is not material. The following summarized unaudited pro forma information assumes the acquisition had occurred on January 1, 2004:
Pro forma information:	Year ended December 31, 2004 (unaudited)
Revenue	$13,907,535
Net loss	(3,941,888)
Loss per share – basic and diluted	$(0.10)

The pro forma results do not purport to be indicative of results that would have occurred had the acquisition been in effect for the period presented, nor do they purport to be indicative of the results that would be obtained in the future.

Acquisition of Archer Education Group Inc.

The Company's ownership of Archer shares resulted primarily from the sale of its Oztime and EPI subsidiaries to Archer, a related party (see note 13). At December 31, 2005, the Company held 53.2 percent of the outstanding shares of Archer. As a result of certain third party Archer share subscription agreements that did not close until after the end of Zi's financial year end (resulting in 44.8 percent ownership of Archer by Zi), Zi has accounted for its investment in Archer as a purchase under the purchase method of accounting, including its results from December 21, 2005 (the date of acquisition) to December 31, 2005 and its assets and liabilities, net of minority interest at December 31, 2005.

Archer was incorporated in February 2005 for the purpose of acquiring a number of educational learning institutions in Canada. Prior to the completion of the Archer acquisition of Oztime and EPI, Zi held 24.9 percent of Archer's shares, acquired through share subscription agreements in 2005. Consequently, Zi is a related party to Archer.

Under the sale agreements, Zi received 6,140,000 million shares of Archer, including contingent consideration of 1,000,000 shares placed in escrow and a $125,000 note receivable related to post closing working capital adjustments. The release of the escrowed shares is subject to performance criteria requiring revenues earned through Oztime related operations, from the date of purchase to December 31, 2006, be $2,950,000 or more. The Company determined there was uncertainty that Oztime's revenues related to its operations would achieve the performance criteria and as such the contingent consideration was not considered as part of the sale proceeds.

Subsequent to year end, Zi's interest in Archer was diluted to 44.8 percent (as of March 6, 2006).

The purchase price is allocated as follows:
Net assets acquired:
Non-cash working capital deficiency	$(90,164)
Capital assets	186,730
Ministry registration and assistant programs	135,742
Curriculum	134,590
Contracts relationship	338,498
Long-term liabilities	(147,678)
Minority interest	23,920
$581,638

Unaudited pro forma information presented shows the effect of the acquisition as at Archer's date of incorporation February 28, 2005 on the current year's results:
Pro forma information:	Year ended December 31, 2005 (unaudited)
Revenue	$12,938,764
Net loss	(5,691,396)
Loss per share – basic and diluted	$(0.12)

Zi Corporation 2005 35

notes to the consolidated financial statements
For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

The pro forma results do not purport to be indicative of results that would have occurred had the acquisition been in effect for the period presented, nor do they purport to be indicative of the results that would be obtained in the future.

4. Note Receivable – Magic Lantern Group, Inc.

On November 7, 2002, the Company completed the sale of Magic Vision Media, parent of Magic Lantern Communications Ltd.. (collectively, "Magic Lantern") to JKC Group Inc. ("JKC"), a related party (note 13) and an American Stock Exchange listed company incorporated in the state of New York. Magic Lantern operations comprised the most significant portion of JKC's operations subsequent to the sale. Following the closing of the transaction on November 7, 2002, JKC was renamed to MLG. Under the agreement, as part of the sale consideration, Zi received a three-year promissory note from MLG in the amount of $3,000,000, bearing interest at the rate of 5 percent per annum, due in full November 7, 2005. The note was subject to adjustment based on MLG's financial performance during the first year after the sale. The performance criteria stipulated under the agreement were not met. The purchase price was reduced by $1,000,000, offset against the principal amount of the MLG promissory note reducing it to $2,000,000.

At December 31, 2004, the Company evaluated the note receivable for impairment and determined that subject to SFAS No. 114 "Accounting by Creditors for Impairment of Loan" using a projected discounted cash flow model at the loan's effective interest rate, the full amount of the note receivable including accrued interest was impaired and hence provided for. At the time of the impairment, MLG was under a going concern qualification and subject to ongoing operating cash requirements, continued operating losses and other debt to which the Company is subordinate. Due to those factors and the absence of private placements originally anticipated by MLG to occur in the fourth quarter of 2004, it was probable that MLG would not have the necessary funds available to meet the requirements under the note, including accrued interest. Interest due on the note will not be accrued but will be recognized only upon payment by MLG of such interest.

In April 2005, the Company advanced $250,000 under a secured loan agreement to MLG. The terms of the agreement required repayment on demand and provided the Company with a security interest in the assets of MLG. At June 30, 2005, the Company evaluated the note receivable for impairment and determined that subject to SFAS no. 114 "Accounting by Creditors for Impairment of Loan" using a projected discounted cash flow model at the loan's effective interest rate, the full amount of the note receivable including accrued interest was impaired and hence provided for. At the time of the impairment, MLG was under a going concern qualification and subject to ongoing operating cash requirements, continued operating losses and other debt to which the Company is subordinate. Due to these factors and the directive by Zi's Board of Directors to not provide further funding to MLG, it was probable that MLG would not have the necessary funds available to meet the requirements under the note, including accrued interest. Interest due on the note will not be accrued but will be recognized only upon payment by MLG of such interest.

To the best of the Company's knowledge, MLG ceased all operations in July 2005 and is undertaking a voluntary dissolution and windup (See note 10). All amounts have been written off the Company's accounts as of December 31, 2005.

5. Capital Assets

		Accumulated	Net book
	Cost	amortization	value
2005
Computer and office equipment	$3,654,212	$2,618,484	$1,035,728
Leasehold improvements	636,804	461,585	175,219
	$4,291,016	$3,080,069	$1,210,947
2004
Computer and office equipment	$3,041,544	$2,188,900	$852,644
Leasehold improvements	527,452	292,139	235,313
	$3,568,996	$2,481,039	$1,087,957

Included in computer and office equipment are assets under capital lease totalling $510,700 (2004 – $494,130) and related accumulated amortization of $388,638 (2004 – $334,052).

36      Financial Review

notes to the consolidated financial statements
For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

6. Intangible Assets

		Accumulated	Net book
	Cost	amortization	value
2005
Patents	$1,596,673	$451,616	$1,145,057
Trademarks	62,950	5,723	57,227
Customer agreements	166,473	36,321	130,152
Software development costs	9,581,903	7,688,289	1,893,614
Ministry registration and assistant programs	135,742	–	135,742
Curriculum	134,590	–	134,590
Contracts relationship	338,498	–	338,498
	$12,016,829	$8,181,949	$3,834,880
2004
Patents	$547,709	$298,155	$249,554
Software development costs	8,281,828	6,839,295	1,442,533
	$8,829,537	$7,137,450	$1,692,087

During 2005, $930,264 (2004 – $1,661,974) of software development costs were deferred and are being amortized using the straight-line method over a three-year economic life. Amortization for 2005 includes $602,570 of amortization of deferred software development costs and $156,213 and $38,787, respectively, of amortization of patents and trademarks and customer agreements. Amortization for 2004 includes $510,167 of amortization of deferred software development costs and $47,440 of patents. The Company evaluated its other intangible assets at September 30, 2005 and determined that no impairment had occurred.

The following is the estimated amortization expense of intangible assets for each of the next five years:
2006	$1,180,587
2007	871,506
2008	587,452
2009	196,363
2010	175,175
Total	$3,011,083

7. Bank Indebtedness and Notes Payable

Through two subsidiaries of Archer, the Company holds two lines of credit. Both lines of credit have a maximum credit limit of $42,992, bear interest between prime and prime plus 1.3 percent, are unsecured and payable on demand.

On December 19, 2003, the Company borrowed $1,000,000 through a demand loan facility. The note payable bore annual interest at the prime rate (4.5 percent at December 31, 2003) plus one percent, payable monthly. The facility was secured by a first security interest in 5,000,000 shares of MLG held by the Company. On July 20, 2004, the Company repaid the loan.

On May 7, 2003, the Company entered into a secured short-term credit facility in the amount of $1.94 million, which was settled in full June 20, 2003. The note included interest payable at 12 percent per annum. The terms of the note payable provided for a bonus payment of $45,000, payable in common shares of the Company, which was paid 30 days from the date of the agreement as the loan balance remained unpaid as of that date. The note was secured through a general security agreement, a limited recourse guarantee by a private company owned by an officer of the Company who is also a director of the Company and a share pledge agreement by the Company which granted a first security interest in 29,750,000 shares of MLG held by the Company.

Zi Corporation 2005      37

notes to the consolidated financial statements
For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

As part of the consideration of the acquisitions from the purchase of Archer, long-term liabilities include two loans payable to former shareholders of two subsidiaries of Archer in the amount of $81,255 and $66,423. These loans will be paid when Archer achieves net profits calculated on a quarterly basis for the consolidated Archer group of companies. The amount does not bear any interest and has no specific repayment terms other than aforementioned.

8. Capital Lease Obligations and Leasehold Improvements

The Company has entered into leases for computer and office equipment with payment terms over three years with interest at rates varying between 10.20 percent and 17.25 percent. Obligations as at December 31, 2005 are $9,378 (2004 – $25,519). The current portion at December 31, 2005 is $7,541 (2004 – $16,445).

The future minimum lease payments under the capital leases are as follows:
2006	$8,318
2007	1,874
Total minimum lease payments	10,192
Amount representing interest	814
Amount included in current liabilities	7,541
$1,837

Inducements for leasehold improvements received by the Company upon entering into new leases as at December 31, 2005 are $86,079 (2004 – $138,811). The current portion at December 31, 2005 is $57,386 (2004 – $55,524).

9. Share Capital

Stock purchase warrants

On July 16, 2004, the Company completed a private placement of 3,636,364 units priced at CDN$2.75 per unit for net proceeds of $6,926,836. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before July 16, 2006 at an exercise price of CDN$3.25 per share. At December 31, 2005, 290,200 (2004 – 844,682) of these stock purchase warrants are outstanding. As part of the consideration for services rendered by an agent related to this private placement, the Company issued 218,182 stock purchase warrants with each warrant exercisable through the purchase of one common share at a price of CDN$3.25. The warrants were exercisable immediately and expire if unexercised two years from the date of issue. At December 31, 2005, 68,182 (2004 – 118,182) of these stock purchase warrants are outstanding. The Company accounted for the 218,182 stock purchase warrants in accordance with SFAS No. 123 and recognized as common share issue costs of $141,048, calculated by using the Black-Scholes option pricing model. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

On June 19, 2003, the Company completed a private placement of 1.0 million units priced at $2 per unit for net proceeds of $1,968,610. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before May 31, 2006 at an exercise price of $2.25 per share. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods. At December 31, 2005, 495,000 (2004 – 500,000) share purchase warrants are outstanding.

On December 5, 2002, the Company issued, in conjunction with a note payable of $3,300,000, 100,000 share purchase warrants to acquire 100,000 common shares of the Company at a price of CDN$3.62 per share, which were to expire two years from the date of issue (note 7). In June 2003, the Company issued 100,000 shares through the exercise of these 100,000 share purchase warrants.

Stock options and restricted stock units

At December 31, 2005, the Company maintained a Stock Option Plan for all directors, officers, employees and consultants of the Company.

38      Financial Review

notes to the consolidated financial statements
For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

Under the terms of the Stock Option Plan, options and RSU's may be granted at the discretion of the Board of Directors. The option price equals the closing price of the Company's shares on the day preceding the date of grant. The options and RSU's are not assignable, vest at the discretion of the Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant. In 2005, nil (2004 – 250,000) RSU's were granted and issued without performance criteria attached and at no cost to the grantee. At December 31, 2005, 378,571 (2004 – 378,571) RSU's are outstanding. The RSU's vest upon granting and expire five years from the date of grant. The Company has recorded, as part of selling, general and administration expense, compensation expense in 2005 of nil (2004 – $685,767; 2003 – $516,353 ) related to the RSU's, calculated by using the intrinsic value method.

The Company entered into a Financial Advisory Services Agreement effective January 9, 2004 with an unrelated third party. The agreement stipulates that the third party shall provide to the Company management and consulting services for a period of one year from the date of the agreement. As consideration for these services, the Company granted 400,000 stock options with each option exercisable through the purchase of one common share at a price of CDN$3.25. The options vest immediately and expire, if unexercised five years from the date of grant. The Company has accounted for these options in accordance with SFAS No. 123 and has recognized $685,631 in 2004 as part of selling, general and administrative expense calculated by using the Black-Scholes option pricing model.

Since inception of the Stock Option Plan in 1993, shareholders have approved resolutions reserving a total of 12,915,000 common shares for issuance under the plan of which 500,000 are issuable as RSU's. At December 31, 2005, the Company had 1,257,702 common shares and 87,468 RSU's (2004 – 743,184 common shares and 87,468 RSU's) remaining reserved for possible future allocation under the plan.

Stock option, RSU activity and related information for the three years ended December 31, 2005 is as follows:
		2005		2004		2003
	Shares	Weighted	Shares	Weighted	Shares	Weighted
	under options	average	under options	average	under options	average
	and RSU's	exercise price	and RSU's	exercise price	and RSU's	exercise price
Outstanding, beginning of year	4,911,972	$ 4.28	5,474,904	$ 5.18	5,135,700	$ 5.65
Granted	940,375	3.22	2,105,500	2.27	2,342,532	2.50
Exercised	(290,967)	(2.53)	(1,143,766)	(2.00)	(335,627)	(2.08)
Forfeited or expired	(1,454,893)	(5.25)	(1,524,666)	(7.78)	(1,667,701)	(3.48)
Outstanding, end of year	4,106,487	$ 3.82	4,911,972	$ 4.28	5,474,904	$ 5.18
Exercisable, end of year	3,990,321	$ 3.83	4,102,142	$ 4.54	4,683,732	$ 5.55
Weighted-average fair value of stock options and intrinsic
value of RSU's granted during the year		$ 2.22		$ 1.19		$ 1.39

The following table summarizes the exercise price ranges of outstanding and exercisable stock options as of December 31, 2005:
	Total stock options and RSU's outstanding			Total stock options and RSU's exercisable
		Weighted
	Number outstanding	average remaining	Weighted average	Number exercisable	Weighted average
Range of exercise prices	December 31, 2005	contractual life	exercise price	December 31, 2005	exercise price
$ 1.81 – $ 4.30	3,229,737	3.10 years	$ 2.56	3,117,571	$ 2.54
$ 4.47 – $ 9.21	466,750	1.37 years	6.85	462,750	6.86
$10.03 – $12.94	410,000	0.52 years	10.32	410,000	10.32
$ 1.81 – $12.94	4,106,487	2.62 years	$ 3.82	3,990,321	$ 3.83

Escrowed shares

Pursuant to the acquisition of Magic Lantern in March 2003, the Company placed 35,000 common shares in escrow that were subject to release based upon performance obligations. The performance obligations were not met under the terms of the purchase agreement and the escrowed shares were cancelled in 2004.

Zi Corporation 2005      39

notes to the consolidated financial statements
For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

10.Equity Interest in Significantly Influenced Company

MLG ceased operations in July 2005 due to a substantial slowdown in operations, its inability to raise sufficient capital and successfully market the company's product line. MLG has retained legal counsel to commence voluntary liquidation and wind down procedures. The Company does not expect any recovery of funds from this process and had previously provided for impairment of amounts due from MLG (note 4). The Company holds a 40.42 percent (as calculated from MLG's Form 10-K dated December 31, 2004) interest in MLG, received upon the disposition of Magic Lantern on November 7, 2002 (note 4). At December 31, 2005, the Company held 29,750,000 shares of MLG with a par value of $0.01 per share and a fair market value of nil. The Company's proportionate share of the loss from MLG operations for the year ended December 31, 2005 has not been recognized as the carrying value of the investment in MLG is nil and the Company has no commitment to fund this loss. The Company's unrecorded share of the loss from MLG's operations between November 8, 2002 and December 31, 2004 is $7,445,161. The Company is unable to report a more recent unrecorded share of the loss as MLG has not provided a more recent financial position.

In April 2005, the Company advanced $250,000 under a secured loan agreement to MLG, which has been provided for (note 4).

11.Income Taxes

Substantially all of the Company's activities are carried out through operating subsidiaries in several countries. The income tax effect of operations depends on the tax legislation in each country and operating results of each subsidiary and the parent company. The provision for income taxes reflects an effective tax rate that differs from the corporate tax rate for the following reasons:
	2005	2004	2003
Combined basic federal and provincial income tax rate	33.62%	36.6%	39%
Expected combined Canadian federal and provincial tax recovery based on above rates	$(1,548,533)	$(874,081)	$(1,392,979)
Enacted tax rate adjustment differences	–	151,862	172,549
Differences in foreign statutory tax rates	433,916	149,344	(324,918)
Permanent differences	(128,003)	618,992	338,079
Loss on dissolution of subsidiaries	–	1,159,877	–
Impairment of note receivable	84,050	677,400	–
Unrecognized recoveries on losses	(5,774)	(2,619,798)	(1,263,234)
Scientific research and experimental development	(289,080)	–	–
Prior expenses charged to current year	(117,659)	–	–
2004 PRC tax paid in 2005	131,113	–	–
Other	124,924	(15,350)	(195,908)
Valuation allowance	2,002,561	751,754	2,666,411
Consolidated income tax	$687,515	$–	$–

The components of deferred income taxes are as follows:

December 31,	2005	2004	2003
Capital assets	$206,932	$102,294	$51,629
Software development costs	(636,633)	(496,898)	(96,645)
Deferred revenue	322,027	–	–
Share issue costs	154,899	181,667	167,438
Other	32,843	73,892	33,641
Loss carryforwards	18,220,277	18,997,435	14,353,867
Valuation allowance	(18,300,345)	(18,858,389)	(14,509,930)
Net deferred income tax asset	$–	$–	$–

40      Financial Review

notes to the consolidated financial statements
For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

The Company provided a full valuation allowance against the deferred income tax assets based on the Company's evaluation of the likelihood of realization of these assets. The Company will continue to evaluate and examine the valuation allowance on a regular basis.

At December 31, 2005, the Company and Canadian subsidiaries have non-capital losses of $28,793,982 and net capital losses of $46,593,123 which are available to reduce Canadian taxable income in future years.

According to Peoples Republic of China ("PRC") tax law, those Foreign Investment Entities ("FIE") established in China that are involved in "productive" activities are entitled to tax holidays and tax reductions. These FIE tax benefits include a two-year tax holiday followed by a 50 percent reduction of the otherwise applicable tax rate for the following three years. Our Zi Technology subsidiary Huayu Zi Software Technology (Beijing) Co. Ltd. ("Huayu Zi") was categorized as a productive-type FIE in all its PRC statutory filings, including its routine filings to tax authorities. As a result, the Company had not accrued income tax related to 2004 and the first quarter of 2005 even though tax losses from previous tax years had been utilized or expired.

Recently, PRC tax authorities tightened the scope of FIE tax incentives and narrowed the tax-free/reduction entitlement to only those who are engaged in productive activities or are engaged in "encouraged" industries. Recent changes to the operations of Huayu Zi resulted in decreases to its research and development activities and revenues generated from productive activities (as defined under the FIE guidelines) are below the stipulated levels now required to qualify as a FIE eligible for the tax holidays and reductions. As confirmed in December 2005 by the PRC tax authorities, Huayu Zi does not qualify as a productive type FIE and is not eligible for the tax holidays and tax reductions. In 2005, Huayu Zi made provision for income taxes payable as a result of no longer having prior years' tax losses available and the uncertainty associated with qualifying for statutory tax relief. The Company has included in the current periods income tax expense $131,113 related to the 2004 tax year and $556,402 related to the 2005 tax year.

Operating loss carryforwards for each of the countries listed below will expire as follows:

	Canadian	Year of expiry	U.S. net-operating	Year of expiry	U.S. net-operating
Year of expiry	non-capital losses	(Federal)	losses	(California)	losses
2006	$136,810	2018	$418,576	2010	$1,988,493
2007	$1,364,036	2019	$225,966	2011	$807,595
2008	$310,058	2020	$255,200	2012	$–
2009	$3,331,488	2021	$2,171,180	2013	$–
2010	$11,885,033	2022	$1,468,355	2014	$322,572
2011	$4,916,630	2023	$572,219	2015	$1,025,568
2012	$3,217,706	2024	$–	Total	$4,144,228
2013	$3,632,221	2025	$1,025,568
Total	$28,793,982	Total	$6,137,064

The Company's Hong Kong subsidiaries have non-capital losses for tax purposes of $34,852,270. These losses may be carried forward indefinitely.

Zi Corporation 2005      41

notes to the consolidated financial statements
For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

12.Contingent Liabilities

Commencing on March 11, 2005, the Board of Regents of the University of Texas System ("UT") filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 in the U.S. District Court for the Western District of Texas, Austin Division, including certain of the Company's licensees. The Company is not named in any of the actions. Zi has not assumed any liability for indemnity pursuant to its customer license agreements, or at all. The Company has, however, assumed the defense of this claim on behalf of its customers. The action is ongoing and will result in the Company incurring defense costs.

On November 18, 2005, the former President and Chief Executive Officer of the Company (the "Plaintiff") filed a wrongful termination lawsuit against the Company in the Court of Queen's Bench of Alberta, Judicial District of Calgary. The Plaintiff was the President and Chief Executive Officer of Zi for the period from July 23, 2003 to May 26, 2005, when he submitted his resignation. On December 9, 2005, the Company filed its Statement of Defense and Counterclaim, denying the Plaintiff's claims. The Company has accrued sufficient settlement costs related to this lawsuit as of December 31, 2005.

On December 4, 2003, the Company commenced a legal action against former counsel in respect of, among other things, their representation of the Company in a lawsuit, the outcome of which was unfavorable to the Company. As part of its defense, prior counsel filed a cross complaint against the Company for $1.1 million in unpaid legal fees and costs, which has been accrued by the Company in its financial statements. On April 6, 2005, the Company settled this litigation. The Company recorded a gain of $1,415,616 in the three month period ended June 30, 2005.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where it is not probable to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

13.Related Party Transactions

The following table outlines the Company's related party transactions for the years ending:
	2005	2004	2003
Legal services provided by a law firm in which a director is a partner	$227,883	$125,708	$110,373
Fees paid on behalf of a significantly influenced company	$760	$10,442	$33,187
Management fees paid to a firm owned by a director	$–	$30,000	$120,000
Consulting fees paid to a firm owned by an officer	$49,333	$46,067	$26,136

These transactions are in the normal course of operations and are measured at their exchange value, which approximates the fair market value as with any third party.

In April 2005, the Company advanced $250,000 under a secured loan agreement to MLG. At June 30, 2005, the full amount of the note receivable including accrued interest was impaired and hence provided for (see note 4).

At year-end, the amounts due from (to) related parties are as follows:
	2005	2004	2003
Due to a law firm in which a director is a partner	$(47,388)	$(5,338)	$(411)
Due from significantly influenced company	$–	$43,629	$33,187
Due to companies owned by a director or an officer	$–	$–	$(10,000)

On December 30, 2005, an entity that is a related party to a director of the Company, who is also an officer, purchased 180,000 shares of Archer representing 1.6 percent of its outstanding shares at December 31, 2005.

42      Financial Review

notes to the consolidated financial statements
For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

14. Commitments and Guarantees

The Company rents premises and equipment under operating leases, which expire at various dates up to June 2010. The Company recorded rent expense for 2005 of $573,516 (2004 – $480,575; 2003 – $747,023).

Annual rentals under these leases for each of the next five years are as follows:
2006	$1,161,165
2007	638,202
2008	119,471
2009	74,755
2010	37,377
Total	$2,030,970

Under the Private Vocational Schools Act for the Province of Ontario, Section 9 of Regulation 939, all institutions conducting or operating a private vocational school must be accompanied by a bond. Such bond can be obtained from a guarantee company approved under the Guarantee Companies Securities Act and it is non-negotiable and nontransferable. Two schools owned by Archer operate under this regulation and have bonds totaling $55,890 with a recognized guarantee company.

From time to time the Company enters into certain types of contracts that require it to indemnify parties against possible third party claims particularly when these contracts relate to licensing agreements. The Company may provide indemnities. The terms of such obligations vary and generally, a maximum is not explicitly stated. Because the financial obligations in these agreements are often not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make significant payments for these indemnification obligations. The Company's management actively monitors the Company's exposure to the above risks and obtains insurance coverage to satisfy potential or future claims as necessary.

15.Segmented Information

Zi Corporation develops software designed to enhance the usability of mobile and consumer electronic devices through its Zi Technology business segment. Zi Corporation has a singular focus: to make mobile devices smarter and easier to use. Zi makes "intelligent interfaces" – software products that simplify data entry and interaction on communications devices. The result is richer, more personalized interaction for quicker, easier communication in 54 different language databases for use around the world.

Zi's product portfolio includes five products. eZiTap™ combines the power of predictive texting and automatic vocabulary learning with the familiarity and flexibility of multi-tap input. eZiTap is ideal for the youth market in which multi-tap is used to create unique and fun vocabulary and texting shortcuts. eZiType™ is a comprehensive predictive text entry product for mobile email users. Ideal for keyboard-based mobile devices such as smartphones, PDAs and gaming consoles, eZiType improves the mobile email user's text entry experience by enhancing typing speed and spelling accuracy. eZiText® provides fast, efficient, predictive one-touch entry and word completion, enhanced with the interactive learning and personalization of a user's own language patterns and behavior. Qix™ is a new service discovery engine that provides a quick and easy method for accessing a phone's full set of features, applications and services without having to remember where and how to find them via the traditionally structured menu system. Decuma® is a new interactive handwriting input product from Zi that mimics how humans write with pen on paper – naturally and efficiently – in a broad range of languages. Revenues are reported under the contracting Zi subsidiary's country of residence.

Through its e-Learning business segment which includes Oztime, EPI, Archer and an equity interest in MLG, the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. Archer provides personal and organizational teaching and learning through Canadian based schools.

Other includes unallocated segment expenses such as legal fees, public company costs, interest and other income and head office costs. The accounting policies of each of the business segments are the same as those described in note 2.

Zi Corporation 2005      43

notes to the consolidated financial statements
For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

The Company's primary operations are located in North America. The Company operates three reportable business segments in four reportable geographic segments:
						Operating profit
		Revenue				(loss), before
	License and	Other			Other operating	interest and
	implementation fees	product	Total	Amortization	expenses	other income
2005
Zi Technology	$ 10,614,043	$–	$ 10,614,043	$975,867	$ 12,125,972	$ (2,487,796)
e-Learning	–	770,470	770,470	9,825	1,606,974	(846,329)
Corporate	–	–	–	176,427	1,455,940	(1,632,367)
Total	$ 10,614,043	$770,470	$ 11,384,513	$ 1,162,119	$ 15,188,886	$ (4,966,492)
Interest expense and interest and other income						360,504
Minority interest						(23,920)
Loss before income taxes						$(4,629,908)
2004
Zi Technology	$ 12,898,838	$–	$12,898,838	$709,064	$7,915,192	$4,274,582
e-Learning	–	504,213	504,213	24,646	3,223,272	(2,743,705)
Corporate	–	–	–	193,176	3,798,053	(3,991,229)
Total	$ 12,898,838	$504,213	$13,403,051	$926,886	$ 14,936,517	$(2,460,352)
Interest expense and interest and other income						72,153
Loss before income taxes						$ (2,388,199)
2003
Zi Technology	$9,918,998	$–	$9,918,998	$1,124,047	$6,928,139	$1,866,812
e-Learning	–	684,070	684,070	75,042	1,400,830	(791,802)
Corporate	–	–	–	181,176	3,229,712	(3,410,888)
Total	$9,918,998	$684,070	$10,603,068	$1,380,265	$11,558,681	$(2,335,878)
Interest expense and interest and other income						(595,231)
Loss before income taxes						$(2,931,109)

		2005			2004
	Capital and		Identifiable	Capital and		Identifiable
	intangible assets	Other assets	assets	intangible assets	Other assets	assets
Zi Technology	$3,855,682	$ 6,036,312	$ 9,891,994	$2,092,519	$6,375,649	$8,468,166
e-Learning	795,559	833,102	1,628,661	30,879	1,016,799	1,047,678
Corporate	394,586	10,489,264	10,883,850	656,646	11,526,381	12,183,027
Total	$ 5,045,827	$ 17,358,678	$ 22,404,505	$2,780,044	$ 18,918,827	$21,698,871

Corporate includes non-cash compensation expense related to issuance of non-employee stock options and RSU's in 2005 of nil (2004 – $1,371,398; 2003 – $516,354) and non-cash interest expense of nil (2004 – nil; 2003 – $95,344). All additions to software development costs of $930,264 in 2005 (2004 – $1,661,974) are part of Zi Technology operations.

44      Financial Review

notes to the consolidated financial statements
For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

						Operating profit
		Revenue				(loss), before
	License and	Other			Other operating	interest and
	implementation fees	product	Total	Amortization	expenses	other income
2005
Canada	$4,175,334	$45,717	$4,221,051	$909,599	$6,869,298	$(3,557,846)
China	5,019,599	724,753	5,744,352	59,836	4,800,499	884,017
USA	1,021,769	–	1,021,769	14,246	2,024,754	(1,017,231)
Sweden	397,341	–	397,341	164,042	1,406,772	(1,173,473)
Other	–	–	–	14,396	87,563	(101,959)
Total	$10,614,043	$770,470	$11,384,513	$1,162,119	$15,188,886	$(4,966,492)
Interest expense and interest and other income						360,504
Minority interest						(23,920)
Loss before income taxes						$(4,629,908)
2004
Canada	$5,884,396	$8,120	$5,892,516	$785,332	$9,087,566	$(3,980,382)
China	5,207,579	496,093	5,703,672	111,477	3,870,783	1,721,412
USA	1,806,863	–	1,806,863	15,681	1,868,755	(77,573)
Other	–	–	–	14,396	109,413	(123,809)
Total	$12,898,838	$504,213	$ 13,403,051	$926,886	$14,936,517	$(2,460,352)
Interest expense and interest and other income						72,153
Loss before income taxes						$(2,388,199)
2003
Canada	$3,731,859	$13,982	$3,745,841	$1,027,630	$5,649,385	$(2,931,174)
China	3,378,770	670,088	4,048,858	298,575	3,731,641	18,642
USA	2,808,369	–	2,808,369	34,689	2,031,146	742,534
Other	–	–	–	19,371	146,509	(165,880)
Total	$9,918,998	$684,070	$10,603,068	$1,380,265	$11,558,681	$(2,335,878)
Interest expense and interest and other income						(595,231)
Loss before income taxes						$(2,931,109)

		2005			2004
	Capital and		Identifiable	Capital and		Identifiable
	intangible assets	Other assets	assets	intangible assets	Other assets	assets
Canada	$3,534,976	$11,044,847	$14,579,823	$2,408,257	$15,920,950	$18,329,207
China	198,330	5,181,836	5,380,166	213,375	2,215,414	2,428,789
USA	26,860	535,127	561,987	50,441	750,474	800,915
Sweden	1,192,086	579,669	1,771,755	–	–	–
Other	93,575	17,199	110,774	107,971	31,989	139,960
Total	$5,045,827	$17,358,678	$22,404,505	$2,780,044	$18,918,827	$21,698,871

Zi Corporation 2005      45

notes to the consolidated financial statements
For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

In 2005, two Zi Technology customers accounted for 31 percent or $3,583,403 (2004 – 34 percent or $4,587,871; 2003 – 26 percent or $2,719,936) of the Company's total revenue. Canada includes non-cash compensation expense related to issuance of non-employee stock options and RSU's in 2005 of nil (2004 – $1,371,398; 2003 – 516,354) and non-cash interest expense of nil (2004 – nil; 2003 – $95,334). All additions to software development costs of $930,264 in 2005 (2004 – $1,661,974) are part of Canadian operations.

16. Canadian Generally Accepted Accounting Principles

The consolidated financial statements, prepared in accordance with U.S. GAAP, conform to Canadian GAAP, in all material respects, except:

Start-up costs

Pursuant to Canadian GAAP Emerging Issues Committee ("EIC") Abstract 27, "Revenues and Expenditures During the Pre-Operating Period", certain costs of start-up activities and organizational costs are capitalized as incurred as long as the expenditure is directly related to placing the new business into service, is incremental in nature and recoverable through future operations. Start-up costs include those one-time activities related to organizing a new entity. Consequently, start-up costs associated with the 1999 acquisition of Beijing Oz Education Network System Co. Ltd. of $205,842 have been capitalized. Related amortization charges recorded pursuant to Canadian GAAP are included in income under Canadian GAAP.

Share capital

Under Canadian GAAP, the December 31, 1997 stated capital of the Company was reduced by its December 31, 1996 deficit of $24,339,036. U.S. GAAP does not allow for such restatement. This reclassification has no effect on net shareholders' equity as at December 31, 2005, 2004 and 2003.

Shares outstanding used to compute per share figures under Canadian GAAP are as follows:
	2005	2004	2003
Weighted average number of shares	46,152,711	41,373,309	38,719,786

Foreign currency translation

Under Canadian GAAP, the Company, on a consolidated basis, is required, for the years ended December 31, 2005, 2004 and 2003, to translate the accounts of its subsidiaries to U.S. dollars using the temporal method. The accounts of the Company's integrated operations in foreign subsidiaries are translated into U.S. dollars using the temporal method whereby monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at applicable historical rates. The resulting foreign exchange gain or loss on translation is included as part of the calculation of the net loss as compared to inclusion as part of other comprehensive income disclosed on the statement of shareholders equity under U.S. GAAP.

Consolidated statement of loss

The application of Canadian GAAP would have the following effects on net loss as reported:
	2005	2004	2003
Net loss as reported in accordance with U.S. GAAP	$(5,317,423)	$(2,388,199)	$(2,931,109)
Adjustments:
Fair value of stock options issued	(2,752,396)	(1,624,153)	(1,679,224)
Foreign exchange gain (loss)	(114,108)	275,834	162,453
Total adjustments	(2,866,504)	(1,348,319)	(1,516,771)
Net loss under Canadian GAAP	$(8,183,927)	$(3,736,518)	$(4,447,880)
Loss per share under Canadian GAAP, basic and diluted	$(0.18)	$(0.09)	$(0.12)

46      Financial Review

notes to the consolidated financial statements
For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

Stock-based compensation

The Company has a stock-based compensation plan, which is described in note 9. The Company accounts for its grants under those plans in accordance with the fair value-based method of accounting for stock-based compensation. For stock option plans, the fair value of stock options is determined on their grant date and recorded as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When stock options are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded in share capital. The Company adopted the fair-value method of accounting for stock options in the fourth quarter of 2003. The Company adopted the fair-value based method prospectively, whereby compensation cost is recognized for all options granted on or after January 1, 2003.

Consolidated balance sheets

The application of Canadian GAAP would have the following effects on balance sheet items as reported:
Shareholders' Equity	2005	2004	2003
Shareholders' equity under Canadian GAAP, beginning of year	$12,445,779	$2,601,869	$3,654,888
Share capital issued and contributed surplus	3,340,190	13,580,428	3,394,861
Net loss under U.S. GAAP	(5,317,423)	(2,388,199)	(2,931,109)
Adjustments to net loss for the year under Canadian GAAP	(2,866,504)	(1,348,319)	(1,516,771)
Shareholders' equity under Canadian GAAP, end of year	$7,602,042	$12,445,779	$2,601,869

New accounting standards

The following guidelines issued by the Canadian Institute of Chartered Accountants ("CICA") did not or are not expected to impact the Company:

In January 2005, the CICA issued Section 1530, "Comprehensive Income", Section 3251, "Equity", Section 3855,"Financial Instruments – Recognition and Measurement" and section 3865,"Hedges". The new standards increase harmonization with U.S. GAAP and will have no impact on the Company as we report under U.S. GAAP which includes similar requirements.

In June 2005, the CICA issued Section 3831, "Non-Monetary Transactions". The new standard increases harmonization with U.S. GAAP and had no impact on the Company as we report under U.S. GAAP which includes similar requirements.

Effective in 2005, Accounting Guideline 15, "Consolidation of Variable Interest Entities", which requires consolidation of certain entities that are subject to control on a basis other than ownership of voting interests, called a VIE. The new guidance had no impact on the Company as we report under U.S. GAAP which includes similar VIE requirements.

17.Supplemental Financial Information

Accrued liabilities

The following items are included in the accounts payable and accrued liabilities balance:
Accounts payable and accrued liabilities	2005	2004
Trade accounts payable	$1,529,348	$371,865
Compensation	1,275,824	1,011,397
Withholding tax and income taxes payable	721,966	372,685
Accounting and other compliance	311,251	173,363
Litigation and legal	255,866	1,120,130
Other accrued liabilities	117,309	31,840
Total	$4,211,564	$3,081,280

Zi Corporation 2005      47

notes to the consolidated financial statements
For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

Non-cash working capital

The following balances are included as part of non-cash working capital:
Non-cash working capital	2005	2004	2003
Accounts receivable	$1,660,575	$(1,561,047)	$(1,213,608)
Work-in-progress and inventory	–	–	97,455
Prepayments and deposits	(39,906)	(15,227)	303,880
Accounts payable and accrued liabilities	110,063	(1,018,027)	(151,974)
Deferred revenue	1,019,146	1,604,532	593,639
Decrease (increase) in non-cash working capital	$2,749,878	$(989,769)	$(370,608)

Loss per share

In 2005, all stock options, RSU's and warrants in the amount of 4,959,869 have been excluded in the calculation of diluted loss per share as they are anti-dilutive (2004 – 6,374,836; 2003 – 6,014,904).

18. Governmental Regulation

Archer and each institution are subject to regulation by federal and provincial governmental agencies and accrediting bodies. In order to participate in the various provincial student financial assistance programs, the schools must satisfy regulatory scrutiny on the basis of numerous standards as well as demonstrate their compliance to the governmental bodies on an ongoing basis. As of December 31, 2005, management believes that Archer's institutions were in compliance with the applicable regulations in all material respects.

All institutions participating in the provincial student assistance programs must satisfy specific standards of financial responsibility. The provincial governmental bodies evaluate the institutions for compliance with these standards each year, based on the institutions' audited financial statements.

Because Archer operates in a regulated industry, it may be subject to, from time to time, investigations, claims of non-compliance, or lawsuits by governmental agencies or third parties, which allege statutory violations, regulatory infractions, or common law causes of action. There can be no assurance that other regulatory agencies or third parties will not undertake investigations or make claims against Archer, or that such claims, if made, will not have a material adverse effect on Archer's business results of operations or financial condition.

19. Subsequent Events

Subsequent to year end, Zi effectively divested of an additional interest in Archer through dilution and holds 44.8 percent.

48      Financial Review

corporate information

Directors	Additional information is available on the Company's
website or by contacting:
Derrick R. Armstrong
Director	Investor Relations
	T	403.233.8875
Howard R. Balloch	F	403.233.8878
Director	E	investor@zicorp.com
	W	www.zicorp.com
Donald Hyde
Director
Banker
Michael E. Lobsinger	HSBC Bank Canada
Chairman of the Board

Thompson MacDonald	Legal Counsel
Director	Borden Ladner Gervais LLP
Barristers and Solicitors
Michael Mackenzie
Director
Auditor
Donald P. Moore	Deloitte & Touche LLP
Director

Richard D. Tingle	Transfer Agent
Director	Olympia Trust Company

Senior Management Team
Michael E. Lobsinger	Stock Exchange Listing
President and Chief Executive Officer	Nasdaq: ZICA
Toronto Stock Exchange: ZIC
Dale Kearns
Chief Financial Officer

MilosDjokovic
Chief Technology Officer and Chief Operating Officer

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© 2006 Zi Corporation. All Rights Reserved. Zi, Decuma, Qix, eZiTap, eZiText and eZiType are
either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

T 403.233.8875

F 403.233.8878

E investor@zicorp.com

W www.zicorp.com

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Zi Corporation

We have audited the consolidated financial statements of Zi Corporation (the ''Company'') as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and have issued our reports thereon dated March 17, 2006 (which audit report expresses an unqualified opinion and includes an explanatory paragraph referring to our consideration of internal control over financial reporting); such financial statements and reports are included in the 2005 Annual Report on Form 20-F. Our audits also included the financial statement schedule of Zi Corporation. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Alberta, Canada
March 17, 2006

Schedule 11 - Valuation and Qualifying Accounts

Balance at
	Beginning of	Charged to costs		Balance at
	Year	and expenses	Deductions	End of Year
Allowance for Doubtful Accounts
Year Ended December 31, 2005	$ 154,108	$ 278,589	$ 6,000	$ 426,697
Year Ended December 31, 2004	$ 507, 640	$ 68,844	$ 422,376	$ 154,108
Year Ended December 31, 2003	$ 247,062	$ 260,578	$ –	$ 507,640